Exhibit 99.2

NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT
DATED MARCH 20, 2026

FOR AN
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
MAY 7, 2026

WHAT WE DO

Corporate Governance - Excellence
✓	Independent Board Chair	✓	Board Diversity, Gender - 25%
✓	Seven of Eight Director Nominees Independent	✓	Annual Board, Committee and Director Evaluations
✓	All Committee Members Independent	✓	Annual Assessment of Board Skills
✓	Individual Director Elections	✓	Significant share ownership requirements
✓	Majority Voting Policy for Directors	✓	Ongoing Board refreshment
✓	Average Director Tenure of ~6 Years	✓	Board oversight of cybersecurity
✓	Board committee oversight of health, safety, environment, climate and other sustainability matters	✓	One director with the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University

Executive Compensation - Following Best Practices
✓	Significant Pay Contingent on Performance	✓	Significant Share Ownership Requirements
✓	Clawback Policy	✓	Compensation Benchmarked Against Peers
✓	Anti-Hedging Policy (no shorting)	✓	Annual "Say-on-Pay" Vote
✓	Double Trigger Share Awards	✓	Annual Review of Best Practices and Shareholder Alignment
✓	Double Trigger Change of Control Agreements	✓	Performance Award scorecard majority weighted (60%) to relative shareholder performance
✓	Annual Incentive Compensation tied to financial performance	✓	Annual Incentive Scorecard capped if shareholder return is negative

If you have questions or require assistance with voting your shares, contact our proxy solicitation agent and shareholder communications advisor:
Call or Text "INFO" toll-free in North America: 1-877-452-7184 | Outside North America: 1-416-304-0211 Email: assistance@laurelhill.com
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TABLE OF CONTENTS

Executive Summary		Corporate Governance
2025 Highlights - What We Do	i	Board Independence and Mandate	26
		Committee Membership and Mandates	27
Letter to Shareholders		Meeting Attendance	33
Letter to Shareholders	iii	Board Process and Policies	34

Notice of Meeting		Shareholder Engagement
Notice of Meeting	iv	Shareholder Engagement	38

Information Circular and Proxy Statement		Executive Compensation
Questions and Answers about the Meeting	1	Letter to Shareholders Regarding Executive Compensation	39
Attending the Meeting Virtually	5	Compensation Program Design	40
Solicitation of Proxies	7	2025 Compensation Decisions and Performance Assessment	47
		Executive Compensation Tables	55
Matters to be Acted Upon
Election of Directors - Director Biographies	11	Securities Authorized for Issuance
Appointment of Auditors	18	Securities Authorized for Issuance	58
Advisory Vote on Executive Compensation	18	Other Information
		Other Information	60
About the Directors
Director Experience and Board Composition	20	Schedules
Director Compensation	21	Schedule "A" - Board of Directors Mandate and Terms of Reference
		Schedule "B" - Summary of Share Based Compensation Plans
		Schedule "C" - Advisory Statements

LETTER TO SHAREHOLDERS

March 20, 2026

Dear Fellow Shareholders:
On behalf of Baytex’s board of directors (the "Board"), management team and employees, I invite you to participate in the 2026 Annual Meeting of Shareholders (the “Meeting”) on May 7, 2026 at 3 p.m. Calgary time. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Baytex Energy Corp. ("Baytex") and within this information circular. I encourage you to review these materials in advance of the Meeting and prior to voting.
2025 was a defining year for Baytex as the company was successfully repositioned into a focused, high-return Canadian oil producer. By exiting 2025 in a net cash position and with a strong asset base, Baytex has established a premier platform built for disciplined, long-term value creation. Going forward, the company will remain focused on technical leadership and disciplined capital allocation.
Our 2025 highlights include:
•Completed the divestiture of U.S. Eagle Ford assets
•Significantly strengthened financial position with net cash balance sheet
•Increased production in Canada by 6%, excluding divestitures, compared to 2024
•Delivered highly efficient capital program in Canada with solid reserves growth, low finding and development costs, and healthy recycle ratios
•Re-initiated share buybacks on December 24, 2025 and declared total cash dividends of $0.09 per share
CEO Succession
The Board has been committed to a rigorous succession process to ensure Baytex is led by the right individual for its next chapter. With the strategic pivot complete, the leadership transition was formalized earlier this year. Following the Meeting, Chad Lundberg, President and Chief Operating Officer, will succeed Eric Greager as Chief Executive Officer. As we sharpen our focus on our core Canadian assets, Mr. Lundberg’s deep operational expertise and proven leadership make him the right choice to drive our business forward.
The Board and Governance
The Board remains focused on strong governance practices. With the repositioning of the business, our Board size was reduced from ten to eight and consistent with our CEO succession plans, Chad Lundberg has been nominated in place of Eric Greager. Two of our directors are women and two of the four committee Chairs are women. Seven of our eight director nominees are independent and all our director nominees are highly qualified.
The Virtual Meeting
The Meeting will be held virtually. If you wish to participate at the Meeting, please review the Meeting instructions carefully. In addition, registered shareholders will be able to ask questions orally at the Meeting. The accompanying Information Circular contains all the information you need about the Meeting and how to exercise your right to vote.
                                Sincerely,
                                "Mark R. Bly"
Chair of the Board of Directors
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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday, May 7, 2026	1.To receive and consider our consolidated financial statements for the year ended December 31, 2025, together with the report of the auditors.

Time:	3:00 p.m.	2.Elect eight (8) directors.
	(Calgary time)	3.Appoint the auditors and authorize the directors to fix their remuneration.

4.A non-binding advisory resolution to accept our approach to executive compensation.

Place:	Online at:	5.Transact such other business as may properly be brought before the meeting or any adjournment thereof.
https://meetings.lumiconnect.com/400-312-232-748

The meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the Chief Executive Officer of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.
YOUR VOTE IS IMPORTANT. You can vote your Baytex shares in any of the following ways:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https://vote.odysseytrust. com
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 5, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the meeting. In order to be valid, forms of proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.
Shareholders of record at the close of business on March 20, 2026 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 20th day of March 2026.
By order of the Board of Directors
"Chad E. Lundberg", President and Chief Operating Officer
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BAYTEX ENERGY CORP.
TERMS USED IN THIS DOCUMENT

•Annual 2025 MD&A refers to Baytex's annual management discussion and analysis for the year ended December 31, 2025
•annual meeting, meeting, and AGM refers to the 2026 annual meeting of our shareholders to be held on May 7, 2026 at 3:00 p.m. (Calgary time) and any adjournment(s) or postponement(s) thereof
•Board, directors, executives, and management mean those positions at Baytex
•Hugessen means Hugessen Consulting Inc.
•information circular refers to this Information Circular – Proxy Statement dated March 20, 2026
•Ranger means Ranger Oil Corporation
•shareholders means holders of Baytex common shares
•shares and common shares mean Baytex’s common shares
•TSX means Toronto Stock Exchange
•we, us, our, Company and Baytex mean Baytex Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Baytex
•You and your refer to the shareholder
•All dollar amounts are in Canadian dollars, unless indicated otherwise, and if converted from US dollars to Canadian dollars, converted at 1.3715.
•Information is as of March 20, 2026, unless indicated otherwise
•For additional information see Schedule "C" - Advisory Statements in this information circular

QUESTIONS AND ANSWERS ABOUT THE MEETING
The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this information circular, including the appendices hereto and the form of proxy for use at the meeting, all of which are important and should be reviewed carefully.
Q.    When and where is the meeting being held and how can shareholders attend?
A.    The meeting is being held at 3:00 p.m. (Calgary time) on Thursday, May 7, 2026 as a virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://meetings.lumiconnect.com/400-312-232-748. Shareholders are encouraged to access the meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the meeting are described herein and posted on Baytex's website at www.baytexenergy.com.
In order to participate online, registered shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from Odyssey Trust Company ("Odyssey") containing a username. Voting at the meeting will only be available for registered shareholders or their duly appointed proxyholders, subject to the procedures described under "Attending the meeting Virtually – Voting at the meeting" in this information circular.
Registered shareholders who have appointed and registered a proxyholder may attend the meeting by clicking "I have a login" and completing the online form but will be unable to participate in, or vote at, the meeting. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will only be able to attend the meeting as a guest by clicking

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"Guest" and completing the online form and view the meeting webcast, but will not be able to otherwise participate in or vote at the meeting.
For more information, see "Attending the meeting Virtually – Attending the meeting" in this information circular.
Q. Why are we having a virtual only meeting?
A. Baytex is holding the meeting in a virtual-only format, which will be conducted via the Lumi platform at https://meetings.lumiconnect.com/400-312-232-748. Baytex intends to hold the virtual meeting in a manner that affords shareholders opportunities to participate, substantially similar to those opportunities that shareholders would have at an in-person meeting. Baytex believes that hosting the meeting virtually will facilitate shareholder attendance and participation by enabling shareholders to participate remotely from any location around the world. It also is a more cost-efficient and environmentally friendly way to engage with our shareholders. The platform for the meeting will provide shareholders the ability to listen to the meeting live, submit questions and submit their vote during the meeting.
Q.    Who is entitled to vote at the meeting?
A.    Only shareholders of record on March 20, 2026 will be entitled to vote at the meeting, or any adjournment(s) or postponement(s) thereof. However, to the extent that a shareholder transfers the ownership of any shares after March 20, 2026 and the transferee of those shares establishes ownership of such shares and demands, not later than ten days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, such transferee will be entitled to vote those shares at the meeting.
For more information, see "Attending the meeting Virtually – Voting at the meeting" in this information circular.
Q.    How do I vote my shares?
A.    Registered shareholders can vote in one of the following ways:
1.At the meeting (Virtually): By going to the meeting link at https://meetings.lumiconnect.com/400-312-232-748. Registered shareholders may enter the meeting by clicking "I have a login" and entering a username and password before the start of the meeting. The control number located on the form of proxy (or in the email notification you received) is the username. The password to the meeting is "baytex2026" (case sensitive).
If, as a registered shareholder, you are using your control number to log in to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
2.In Advance of the meeting:
(a)By Internet: By going to https://vote.odysseytrust.com and following the relevant instructions.
(b)By Email or Fax: By emailing or faxing your duly completed form of proxy to proxy@odysseytrust.com or 1-800-517-4553.
(c)By Mail: By mailing your form of proxy in accordance with the instructions provided therein.
Beneficial shareholders can vote in one of the following ways:
1.At the meeting (Virtually): If you are a beneficial shareholder, you can only vote at the meeting if you have duly appointed yourself as proxyholder in respect of the shares that you beneficially own.

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See below for more information and "Attending the meeting Virtually – Appointment of a Third Party as Proxy" in this information circular.
2.In Advance of the meeting:
(a)By QuickVote™: Certain beneficial shareholders may be contacted by Baytex’s proxy solicitation agent, Laurel Hill Advisory Group, to submit their voting instructions by telephone using Broadridge’s QuickVote™ service.
(b)By Internet: By going to www.proxyvote.com and following the relevant instructions.
(c)Phone or Fax: Call or fax to the number(s) listed on your voting instruction form.
(d)By Mail: By mailing your voting instruction form in accordance with the instructions provided therein.
Q.    When do I have to vote my shares by?
A.    Forms of proxy must be received no later than 3:00 p.m. (Calgary time) on May 5, 2026, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.
For more information, see "Solicitation of Proxies" in this information circular.
Q.    How do shareholders appoint a third-party proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder?
A.    The persons named in the enclosed form of proxy are Baytex officers who are also shareholders. However, as shareholders, you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting.
First, to appoint a third-party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. Second, you must register your proxyholder. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 3:00 p.m. (Calgary time) on May 5, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.
If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above.
For more information, see "Attending the meeting Virtually – Appointment of a Third Party as Proxy" in this information circular.
Q.    Are there any special considerations for beneficial shareholders located in the United States who wish to appoint a third-party proxyholder?
A.    Yes. If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions

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from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey.
For more information, see "Attending the meeting Virtually – Legal Proxy – U.S. Beneficial shareholders" in this information circular.
Q.    How do shareholders ask questions during the meeting?
A.    Registered shareholders or their duly appointed proxyholders will have opportunities to participate in the meeting, substantially similar to those they would have at an in-person meeting. As an enhancement to our virtual meeting process, questions can now be asked in two ways: (i) in writing, and (ii) orally. Only registered shareholders or duly appointed proxyholders may submit questions (or vote) while connected to the meeting on the Internet.
If a registered shareholder or duly appointed proxyholder wishes to submit a question, they may do so by logging into the virtual meeting platform at https://meetings.lumiconnect.com/400-312-232-748 and then:
1.Written Questions: Click the messaging tab, type in the question and click the send arrow.
2.Oral Questions:
(i)Click the "Request to Speak" button
(ii)Click "allow" in the pop up to grant microphone access
(iii)Click "Join Queue", when it is your turn to speak the moderator will ask you to ask your question, when you hear a "beep" proceed to ask the question.
Additional information regarding the ability of participants to ask questions during the meeting is available within the Lumi virtual meeting platform.
The Chair of the meeting or members of management present at the meeting will respond to questions from registered shareholders or duly appointed proxyholders relating to a matter to be voted on at the meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the meeting and other members of management following the end of the meeting during the Q&A session. Questions submitted in writing will be read out by the secretary of the meeting. All questions asked and answers provided will be posted to the investor section of the Company's website after the meeting.
For any written submission made but not addressed during the Q&A session following the end of the meeting, a member of Baytex's management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address with their submission.
Q.    What to do if a shareholder is having technical difficulties accessing the meeting?
A.    If shareholders (or their proxyholders) encounter any difficulties accessing the meeting during the check-in, they may attend the meeting by clicking "Guest" and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. Technical support can also be accessed at: support-ca@lumiglobal.com or at heldesk.us@lumiglobal.com.

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Q.    Who should I contact if I have questions?
A.    If you are in doubt as to how to make decisions in respect of the meeting or require assistance with voting your shares, please contact your financial, legal, tax or other professional advisors, or Baytex's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by phone or text at 1-877-452-7184 toll free in North America or 1-416-304-0211 outside of North America (collect calls accepted), or by email at assistance@laurelhill.com.
ATTENDING THE MEETING VIRTUALLY
Attending the Meeting
Baytex is holding the meeting as a completely virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. In order to attend, participate or vote at the meeting (including for voting and asking questions at the meeting), shareholders must have a valid username. Shareholders are encouraged to access the meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the meeting are described herein and posted on Baytex's website at www.baytexenergy.com.
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://meetings.lumiconnect.com/400-312-232-748. Such persons may then enter the meeting by clicking "I have a login" and entering a username and password before the start of the meeting:
(a)Registered shareholders: The 12-digit control number located on the form of proxy (or in the email notification you received) is the username. The password to the meeting is "baytex2026" (case sensitive). If, as a registered shareholder, you are using your control number to log in to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
(b)Duly appointed proxyholders: Odyssey will provide the proxyholder with a username by email after the voting deadline has passed. The password to the meeting is "baytex2026" (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the meeting. Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy" below.
If you are not a registered shareholder or a duly appointed proxyholder you may still attend the meeting by registering as a "guest" at https://meetings.lumiconnect.com/400-312-232-748. As a guest, you will not be able to vote or participate.
Voting at the Meeting
Registered shareholders may vote at the meeting by completing a ballot online during the meeting, as further described below. See "Attending the Meeting" above.
Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the meeting. This is because Baytex and its transfer agent do not have a record of the beneficial shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial shareholder and wish to vote at the meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space

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provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Attending the Meeting".
No advance notice of attendance from registered shareholders is required. Shareholders who wish to appoint a third-party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form (as applicable) AND register the proxyholder. See "Attending the Meeting Virtually – Appointment of a Third Party as Proxy" in this information circular.
Questions at the Meeting
See "Q.    How do shareholders ask questions during the meeting?" on page 4 in this information circular.
Technical Difficulties at the Meeting
See "Q. What to do if a shareholder is having technical difficulties accessing the meeting?" on page 4 in this information circular.
Appointment of a Third Party as Proxy
A shareholder has the right to appoint a person or entity (who need not be a shareholder) to attend and act for him/her on his/her behalf at the meeting other than the persons named in the enclosed instrument of proxy.
The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.
Shareholders who wish to appoint a third-party proxyholder to attend, participate or vote at the meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third-party proxyholder AND register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting.
(a)Step 1: Submit your proxy or voting instruction form: To appoint a third-party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
(b)Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com by 3:00 p.m. (Calgary time) on May 5, 2026 or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the meeting.
If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your

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intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading "Attending the Meeting".
Legal Proxy – U.S. Beneficial Baytex Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under "Attending the Meeting", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to appointee@odysseytrust.com and received by 3:00 p.m. (Calgary time) on May 5, 2026 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the meeting or any adjournment(s) or postponement(s) thereof.
SOLICITATION OF PROXIES
This information circular is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, May 7, 2026 and at any adjournment(s) or postponements(s) thereof.
Forms of proxy must be deposited with Odyssey Trust Company by mail or courier at Trader's Bank Building, 1100 - 67 Yonge Street, Toronto, Ontario M5E 1J8 Attention: Proxy Department or by fax to Fax: 1-800-517-4553 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) before the time for holding the meeting or any adjournment(s) or postponement(s) thereof. Registered shareholders may also vote via the internet at https://vote.odysseytrust.com. A vote submitted via the internet must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the meeting or any adjournment(s) or postponement(s) thereof. Shareholders can also appoint a proxyholder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.
Only shareholders of record at the close of business on March 20, 2026 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The persons named in the enclosed form of proxy are our officers who are also shareholders. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and

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Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting.
Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. While representatives of Laurel Hill are soliciting proxies on behalf of the management of Baytex, shareholders are not required to vote in the manner recommended by the Board. The QuickVoteTM system is intended to assist shareholders in placing their votes, however, there is no obligation for any shareholders to vote using the QuickVoteTM system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this information circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder's intermediary) as confirmation that their voting instructions have been accepted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). These provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

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REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends at the meeting, you or such person may revoke the proxy and vote at the meeting, provided that you have taken the necessary steps to vote at our virtual meeting. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment(s) or postponement(s) thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of $37,500 plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment(s) or postponements(s) thereof. At the time of printing this information circular, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 20, 2026 there were 733,268,236 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each common share you own.
The record date for the determination of shareholders entitled to receive notice of and to vote at the meeting is March 20, 2026. Shareholders of Baytex whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and vote at the meeting, provided that, to the extent a shareholder transfers the ownership of any of his or her common shares after such date and the transferee of those common shares establishes that he or she owns the common shares and requests, not later than 10 days before the meeting, to be included in the list of

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shareholders eligible to vote at the meeting, such transferee will be entitled to vote those common shares at the meeting.
To the knowledge of our directors and officers, as at March 20, 2026, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
As at March 20, 2026, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,819,039 common shares.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

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MATTERS TO BE ACTED UPON AT THE MEETING
Receipt of Financial Statements
At the meeting, the Baytex's consolidated statements of financial position of Baytex as of December 31, 2025 and 2024, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes, and the auditor's report thereon, prepared in accordance with International Financial Reporting Standards ("IFRS"), will be placed before shareholders, but no vote by the shareholders with respect thereto is required or proposed to be taken.
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the Board. The Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Jennifer A. Maki
Trudy M. Curran	David L. Pearce
Don G. Hrap	Steve D. L. Reynish
Chad E. Lundberg	Jeffrey E. Wojahn
Should circumstances arise, for any reason, that a director nominee is unable to serve on the Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.
Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this information circular.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. A director who submits their resignation pursuant to the policy will not participate in any meeting of the Board at which such resignation is considered. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting, a copy of which will be provided to the TSX. If the Board determines not to accept a resignation, the press release will state the reasons for that decision. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate

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directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular, we have not received any nominations via the advance notice mechanism.
Director Biographies
The following information is based partly on our records and partly on information received by us from the nominees as of December 31, 2025.

Mark R. Bly - 66	Baytex Board and Board Committees				Meeting Attendance (2025) (1)
	Board of Directors (Chair)				14 of 14
	Human Resources & Compensation Committee				3 of 3
	Audit Committee				4 of 4
	Reserves & Sustainability Committee				2 of 2
	Nominating & Governance Committee				2 of 2
	Special Committee				6 of 6

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Secure Waste Infrastructure
		2025	96.21%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Incline Village, NV, USA Director since 2017 Independent	2025	—	296,181	575,638	Yes

Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. Subsequently, he was a member of the E&P Executive Group, overseeing an international E&P portfolio. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP's global activities. He currently serves as an independent director of Secure Waste Infrastructure. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.
Note:
(1)     As Chair of the Board, Mr. Bly is typically invited to attend all Committee meetings.

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Trudy M. Curran - 63	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Nominating & Governance Committee				2 of 2
	Human Resources & Compensation Committee				3 of 3

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Trican Well Service Ltd.
		2025	97.01%		Equinox Gold Corp.

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2016 Independent	2025	—	254,787	164,154	Yes

Ms. Curran is a retired businesswoman with extensive experience in human resources, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 until its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She currently serves as a director of Trican Well Service Ltd., and Equinox Gold Corp. Additionally, she served as a member of the Alberta Securities Commission from July 2017 to April 2026 and was co-chair of the Executive Committee of the Calgary chapter of the Institute of Corporate Directors. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

Don G. Hrap - 66	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Reserves & Sustainability Committee				2 of 2
	Audit Committee				4 of 4
	Special Committee				6 of 6

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2025	96.92%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Houston, Texas, USA Director since 2020 Independent	2025	—	254,787	84,381	Yes

Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he served as President, Lower 48 at ConocoPhillips, a role he held from 2009 to 2018. During his time at ConocoPhillips, he also served as president of the Lower 48 and Latin America, and previously as Senior Vice President of Western Canada Gas. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, where he was Senior Vice President of Operations for Burlington Canada. Earlier in his career, he was Vice President for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is currently a director of WildFire Energy I LLC, a private oil and gas exploration company. He is a former Chairman and member of the API Upstream Committee, a former member of the Independent Petroleum Association of America (IPAA), and a former member of the Executive Committee of the U.S. Oil and Gas Association. He holds a Bachelor of Science in Mechanical Engineering from the University of Manitoba (1982) and a Master of Business Administration from the University of Calgary (1995).

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Chad E. Lundberg - 44	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				N/A
	Human Resources & Compensation Committee				N/A
	Audit Committee				N/A
	Reserves & Sustainability Committee				N/A
	Nominating & Governance Committee				N/A

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2025	N/A

	Share Awards and Shares Held				Share Ownership Target
	Year	Incentive Awards (#)	Performance Awards (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Non-Independent, Management	2025	174,021	522,066	543,801	Yes

Mr. Lundberg is currently President and Chief Operating Officer of Baytex, a position he assumed in December 2025 after serving as Chief Operating Officer since July 2021. On March 4 of 2026 we announced that Mr. Lundberg would be promoted to the role of President and Chief Executive Officer effective as of May 7, 2026, succeeding Mr. Eric Greager. He joined Baytex in August 2018 as Vice President, Light Oil. Mr. Lundberg is an accomplished energy executive with extensive experience in operations, management, and organizational transformation. He has a proven track record of building high-performing teams, driving cost efficiencies, and leading complex technical operations, with a strong focus on sustainable practices and responsible resource development. Prior to joining Baytex, Mr. Lundberg served as Vice President, Operations at Raging River Exploration Inc. from 2016 to 2018, where he led the operational scaling of key assets. Earlier in his career, he held progressive technical and management roles at Crescent Point Energy Corporation from 2008 to 2016, contributing to significant company growth and strategic market expansion. Mr. Lundberg holds a Bachelor of Science in Mechanical Engineering from the University of Calgary.
Note:
In 2025 Mr. Lundberg attended Board and certain Board committee meetings as a member of management and not as a director.

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Jennifer A. Maki - 55	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Audit Committee				4 of 4
	Human Resources & Compensation Committee				3 of 3
	Special Committee				6 of 6

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Franco Nevada Corporation
		2025	97.23%		Pan American Silver Corp.

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
North York, ON, Canada Director since 2019 Independent	2025	—	254,787	173,054	Yes

Ms. Maki joined the Board on September 9, 2019. Most recently, she served as Chief Executive Officer of Vale Canada and Executive Director of Vale – SA – Base Metals from 2014 to 2017 Prior to that, she held several senior positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President from 2007 to 2014, Vice-President & Treasurer, and with Inco Limited as Assistant Controller. She was actively involved in managing Vale's Base Metals businesses outside Canada serving as a member of the Board of Commissioners of PT Vale Indonesia Tbk from 2007 to 2017, including as its President Commissioner from 2014 to 2017, and as a director of Vale Nouvelle-Calédonie SAS. She also Chaired Vale Canada’s Pension Committee from 2007 to 2017. Before joining Vale/Inco, Ms. Maki spent 10 years with PricewaterhouseCoopers LLP in roles of increasing responsibility. She served as a director of Next Generation Manufacturing Canada, a not-for-profit organization from September 2018 to October 2024 and is currently a Director at Franco-Nevada Corporation and Pan American Silver Corp. Ms. Maki has been named a Fellow of the Chartered Professional Accountants by CPA Ontario, holds the ICD.D designation from the Institute of Corporate Directors and has earned the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University. She also holds a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

David L. Pearce - 71	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Human Resources & Compensation Committee				3 of 3
	Reserves & Sustainability Committee				2 of 2

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Headwater Exploration Inc.
		2025	97.37%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2018 Independent	2025	—	254,787	260,890	Yes

Mr. Pearce is currently the Deputy Chairman of Azimuth Capital Management, a private equity energy firm, where he has served since July 2014. He was an Operating Partner with the Azimuth predecessor KERN Partners from 2008 to 2014. From March 2012 to August 2018, Mr. Pearce was a director of Raging River Exploration Inc. He also spent nearly a decade with Northrock Resources Ltd. from 1999 to 2008, where he held several senior officer positions, including President and Chief Executive Officer. Earlier in his career, he held management roles at Fletcher Challenge Canada, Amoco Canada, and Dome Petroleum. Mr. Pearce has a Bachelor of Science (Honors) in Mechanical Engineering from the University of Manitoba.

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Steve D.L Reynish - 67	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Reserves & Sustainability Committee				2 of 2
	Nominating & Governance Committee				2 of 2

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2025	97.08%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2020 Independent	2025	—	271,542	93,000	Yes

Mr. Reynish is an experienced executive with extensive experience in oil and gas, mining and clean energy. Most recently, he served as President and Chief Executive Officer of Enlighten Innovations, a private Calgary based clean energy technology organization which he joined in 2020. Prior to Enlighten, Mr. Reynish served as an Executive Vice President at Suncor Energy Inc. for eight years in a variety of capacities where he was accountable for the company’s strategy, ESG and corporate development initiatives, new technology development, joint venture and commercial portfolios - all instrumental in positioning Suncor as a top-tier Western Canadian based integrated energy company. Mr. Reynish also served as interim CFO for the Company. Earlier in his career, Mr. Reynish was President of Marathon Oil Canada, having joined through its acquisition of Western Oil Sands, where he served as Executive Vice President, Operations. Prior to his entry into Canada, he held senior positions within the Anglo American Group, including Vice President of Mining of Anglo Base Metals in Johannesburg and Chief Executive Officer of Bindura Nickel in Zimbabwe. Mr. Reynish holds a Master's degree in Mining Engineering and an MBA, both earned in the United Kingdom. He has also completed postgraduate studies at IMD and the Wharton School. He is currently a member of the board of Energy Safety Canada and a member of the Institute of Corporate Directors (ICD) and National Association of Corporate Directors (NCAD). He is also a former Member of the Board of Governors of the Oxford Institute of Energy Studies, the Canadian Associated of Petroleum Produces (CAPP), and the Canada Institute.

Jeffrey E. Wojahn - 62	Baytex Board and Board Committees				Meeting Attendance (2025)
	Board of Directors				14 of 14
	Nominating & Governance Committee				1 of 2
	Human Resources & Compensation Committee				3 of 3
	Special Committee				6 of 6

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2025	97.06%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Denver, Colorado, USA Director since 2023 Independent	2025	—	123,319	156,413	Yes

Mr. Jeffrey E. Wojahn joined the Board in June 2023, concurrent with Baytex’s acquisition of Ranger Oil Corporation. He served on Ranger’s Board since September 2019. Mr. Wojahn was Executive Vice President of EnCana Corporation from 2003 to 2013 and President of Encana Oil & Gas (USA) Inc. from 2006 to 2013. Over his career, he has held executive, senior management, and operational roles in both Canada and the United States with extensive experience in unconventional resource play development. From 2014 to 2017, he served as an Advisory Board member for Morgan Stanley Energy Partners. In 2017, he co-founded and served as the Executive Chairman of MiddleFork Energy Partners, a privately held exploration and production company. Subsequently, MiddleFork Energy merged with Koda Resources and Mr. Wojahn became a director of the company. He has also served as a director of Bonanza Creek and Civitas Resources, and is currently a director of Apex Natural Gas LLC. Mr. Wojahn holds a Bachelor of Science degree in Geophysics from the University of Calgary (1985) and has completed numerous executive management and business programs.

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Additional Disclosure Relating to Proposed Directors
Other than as described below, no proposed director:
•Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,
◦was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
◦was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
◦within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
•Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.
David Pearce is a director of Courser Energy Ltd. formerly Kaisen Energy Corp. ("Kaisen"). On December 8, 2021, Kaisen sought and obtained protection under the Companies' Creditors Arrangement Act ("CCAA") pursuant to an Order (the "Initial Order") of the Court of Queen's Bench of Alberta (as it was then, the "Court"). The Initial Order authorized Kaisen to begin a Court-supervised restructuring and granted Kaisen various relief, including but not limited to, an initial stay of proceedings against Kaisen and its assets, appointing Ernst & Young Inc. as Monitor (the "Monitor"), and providing Kaisen the opportunity to prepare and file a plan of arrangement under the CCAA for the consideration of its creditors and other stakeholders. On December 17, 2021, the Court approved a plan of arrangement under the CCAA including provisions relating to receiving creditor and stakeholder approval for the plan of arrangement. On March 16, 2022, the Monitor filed a Plan Implementation Certificate confirming that the Plan, as approved by affected creditors and the Court is effective in accordance with its terms and the Sanction Order. As a result, the CCAA proceedings have now concluded and the Monitor has been discharged.
Trudy Curran was a director of Great Panther Mining Ltd. (“Great Panther”) from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate. In an Order filed on July 4, 2024, the Supreme Court of British Columbia approved the activities of Alvarez & Marsal Canada Inc. and their accounts for professional fees and disbursements as well as the accounts for professional fees and disbursements of their legal counsel.
To our knowledge, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

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Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016. In making the following recommendation to appoint KPMG as auditors of Baytex for the calendar year 2026, the Audit Committee reviewed the independence and performance of the external auditors.
The Audit Committee of the Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors, during fiscal 2025 and 2024 (in thousands of Canadian dollars):

Year	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees (4)	Total
2025	$2,268	$—	$33	$—	$2,301
2024	$2,228	$—	$274	$—	$2,502
Notes:
(1)Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2025 and 2024 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
(2)Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
(3)Tax fees include fees for tax compliance, tax advice and tax planning.
(4)All other fees include all other non-audit services.

Advisory Vote on Executive Compensation
As part of Baytex's commitment to excellence in corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and shareholders are encouraged to read the "Compensation Discussion and Analysis" section in this information circular which starts on page 39. At last year's annual meeting, we received 94.42% support on our say-on-pay vote. This advisory vote is an important part of the ongoing process of engagement between the shareholders and the Board, and we remain committed to actively soliciting shareholder feedback on our approach to executive compensation.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote, along with feedback received from shareholders, as part of its ongoing review of executive compensation.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 20, 2026."

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The Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.

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ABOUT THE DIRECTORS
Director Experience and Board Composition
The following table outlines the experience and background of, but not necessarily the technical expertise of, our director nominees based on information provided by such individuals.
Skills Matrix
●    Expert in the field as a consequence of specific training and extensive experience as practitioner.
¤     Significant knowledge of subject area through training and/or direct work experience, or supervision of function.
¡     Basic understanding of subject area through previous training/exposure.

	Bly	Curran	Hrap	Lundberg	Maki	Pearce	Reynish	Wojahn
Oil & Gas industry experience
Reserves Evaluation
ESG Oversight, including safety
Change Management
Business Development
Capital Markets
Enterprise Management
Finance and Accounting
Enterprise Risk Management
Corporate Governance
Human Capital Management
Public Policy / Government Relations
(1)Oil & Gas Industry – experience with oil and gas operations in the Western Canadian sedimentary basin, including exploration, production and marketing.
(2)Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.
(3)ESG Oversight, including safety – experience with health, safety, environment, climate and other sustainability matters.
(4)Strategic Planning – experience implementing a strategic vision with a focus on execution and effective capital allocation.
(5)Business Development – experience identifying and evaluating value creation opportunities.
(6)Capital Markets – experience in capital markets and corporate transactions, including mergers & acquisitions, capital structure and financing arrangements.
(7)Enterprise Management – experience as a CEO or senior executive leading an organization or major business line.

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(8)Finance and Accounting – financial literacy and experience in financial accounting, reporting, and internal controls.
(9)Enterprise Risk Management – experience in evaluating and managing the variety of risks faced by an organization, including legal, regulatory and cybersecurity.
(10)Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.
(11)Human Resources and Compensation – management or executive experience with responsibility for human resources management, including workplace culture, succession planning and compensation design.
(12)Public Policy / Government Relations – experience with Canadian regulatory, political and public policy, and working with local, provincial and federal governments.

The following table shows the composition of our director nominees by age, tenure, diversity and independence.

	Bly	Curran	Hrap	Lundberg	Maki	Pearce	Reynish	Wojahn
Age (years)	66	63	66	44	55	71	67	62	Average:
									62
Tenure (years)	9	10	6	—	7	8	6	3	Average:
									6
Gender:
Male	✓		✓	✓		✓	✓	✓	6 (75%)
Female		✓			✓				2 (25%)
Independence	✓	✓	✓		✓	✓	✓	✓	7 (87.5%)

Director Compensation
The Human Resources and Compensation Committee of the Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex.
The main objectives of our directors' compensation plan are to:
•Attract and retain the services of the most qualified individuals.
•Compensate the directors in a manner that is commensurate with the risks and responsibilities associated with Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.
•Align the interests of directors with our shareholders.
To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation programs and amounts paid to directors of an industry-specific peer group (see our 2025 Compensation Peer Group on page 45). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval. No meeting fees are paid to directors, instead directors receive a flat retainer to ensure management can access Board members as needed.

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Compensation for 2025 and 2026
Director compensation in 2025 was unchanged from 2024. However, in consideration of the Company's sale of its US business, the HRC Committee hired Hugessen to review director compensation for similarly situated companies for the purpose of establishing compensation for 2026 (e.g. companies only operating in Canada and companies whose production levels are better matched to Baytex following the US sale). Following this review the HRC Committee recommended decreases to Director compensation for 2026. Additionally, overall cost was also decreased by reducing the number of non-management directors from nine to seven. The following table sets forth the principal elements of the compensation plan for directors for the 2025 and 2026 years. Directors receive cash retainers and deferred share units ("DSUs"). In addition, directors are reimbursed for expenses incurred to attend Board and committee meetings.

Director Compensation Components	Cash ($) 2025	Cash ($) 2026	DSUs ($) 2025	DSUs ($) 2026
Chair of the Board - Annual	150,000	140,000	180,000	160,000
Board Member - Annual	80,000	80,000	150,000	120,000
Committee Chair Retainers - Annual:
Audit	20,000	20,000
Human Resources and Compensation	20,000	17,500
Nominating and Governance	17,500	15,000
Reserves	17,500	15,000
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500	1,500
The number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value of the common shares on the grant date. DSUs vest immediately upon grant. When a director ceases to serve on the Board for any reason, the director is entitled to receive a cash payment for each DSU held equal to the market price of the common shares as calculated in accordance with Baytex's deferred share unit plan (the "DSU Plan"). The DSU Plan is a "phantom plan" in that no common shares are issued thereunder.

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Total Compensation Summary
The following table sets forth the total compensation paid to the non-officer directors for the year ended December 31, 2025.

Directors	Fees Earned ($)	Share Based Awards (DSU) ($) (1)	Total ($)
Mark R. Bly	156,000	180,000	336,000
Tiffany Thom Cepak(2)	81,500	150,000	231,500
Trudy M. Curran	100,000	150,000	250,000
Don G. Hrap	103,500	150,000	253,500
Angela S. Lekatsas(2)	80,000	150,000	230,000
Jennifer A. Maki	106,000	150,000	256,000
David L. Pearce	80,000	150,000	230,000
Steve D. L. Reynish	97,500	150,000	247,500
Jeffrey E. Wojahn	86,000	150,000	236,000
Total	890,500	1,380,000	2,270,500
Notes:
(1)    DSUs are granted once per quarter, this represents the aggregate value of the DSU grant to each director for the year. The number of DSUs granted is determined by dividing the dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value presented for these DSUs is consistent with the fair value used for accounting purposes. The grant date and price for each for the four grants in 2025 were March 14, 2025 at $2.93, May 15, 2025 at $2.45, August 12, 2025 at $2.87 and November 11, 2025 at $3.42.
(2)    Ms. Lekatsas and Ms. Cepak resigned on January 1, 2026.

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Fees Paid
The following table provides a detailed breakdown of the fees paid to our non-officer directors for the year ended December 31, 2025. Fees are paid on a quarterly basis.

Directors	Board Retainer ($)	Committee Chair Retainer ($)	Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly	150,000		6,000	156,000
Tiffany Thom Cepak(1)	80,000		1,500	81,500
Trudy M. Curran	80,000	20,000		100,000
Don G. Hrap	80,000	17,500	6,000	103,500
Angela S. Lekatsas(1)	80,000			80,000
Jennifer A. Maki	80,000	20,000	6,000	106,000
David L. Pearce	80,000			80,000
Steve D. L. Reynish	80,000	17,500		97,500
Jeffrey E. Wojahn	80,000		6,000	86,000
Total	790,000	75,000	25,500	890,500
Note:
(1)    Ms. Lekatsas and Ms. Cepak resigned on January 1, 2026.
Equity Based Compensation
Following the adoption of our DSU Plan in 2021 we stopped granting share awards to non-officer directors. However, our Share Award Incentive Plan does permit the granting of restricted share awards and performance share awards to directors. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Schedule B – Summary of Share Based Compensation Plans - Baytex Share Award Incentive Plan".

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Share-Based Awards - Value Vested During the Year
The following table reflects the value of the DSUs which vested during the year for our non-officer directors. DSUs vest when granted and so are valued at the grant date fair value. Vested DSU grants pay out pursuant to the terms of the DSU Plan after the individual ceases to be a Director. DSU's are granted quarterly.

Directors	DSUs ($) (1)
Mark R. Bly	180,000
Tiffany Thom Cepak(2)	150,000
Trudy M. Curran	150,000
Don G. Hrap	150,000
Angela S. Lekatsas(2)	150,000
Jennifer A. Maki	150,000
David L. Pearce	150,000
Steve D. L. Reynish	150,000
Jeffrey E. Wojahn	150,000
Total	1,380,000
Notes:
(1)    DSUs are granted once per quarter, this represents the aggregate value of the DSU grant to each director for the year. The number of DSUs granted is determined by dividing the dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value presented for these DSUs is consistent with the fair value used for accounting purposes. The grant date and price for each for the four grants in 2025 were March 14, 2025 at $2.93, May 15, 2025 at $2.45, August 12, 2025 at $2.87 and November 11, 2025 at $3.42.
(2)    Ms. Lekatsas and Ms. Cepak resigned on January 1, 2026.
Outstanding Share-Based Awards
The following table reflects the future estimated payout for outstanding DSUs as at December 31, 2025 for each of our non-employee directors. There were no other outstanding share-based awards (vested or unvested) held by directors as of December 31, 2025.

Directors	Number of vested share-based awards that have not paid out (1) (#)	Market or payout value of vested share-based awards that have not paid out (2) ($)
Mark R. Bly	296,181	1,315,044
Tiffany Thom Cepak(3)	123,319	547,536
Trudy M. Curran	254,787	1,131,254
Don G. Hrap	254,787	1,131,254
Angela S. Lekatsas(3)	111,579	495,411
Jennifer A. Maki	254,787	1,131,254
David L. Pearce	254,787	1,131,254
Steve D. L. Reynish	271,542	1,205,646
Jeffrey E. Wojahn	123,319	547,536
Total	1,945,088	8,636,189
Notes:
(1)    Reflects DSUs that were vested but not paid out as of December 31, 2025. Under the terms of the DSU Plan, DSUs vest at the time of grant and are paid out pursuant to the terms of the DSU Plan after an individual ceases to be a director of Baytex for any reason.
(2)    Valued based on the number of vested DSUs that have not been paid out as at December 31, 2025, multiplied by the December 31, 2025 closing price on the TSX of $4.44 per common share.

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(3)    Ms. Lekatsas and Ms. Cepak resigned on January 1, 2026.

Equity Ownership - Directors
Ownership guidelines are one way directors demonstrate their commitment to Baytex's long-term success and alignment with shareholders. The share ownership guideline for all independent directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual grant of share based compensation. The level of ownership must be attained by each director by December 31st of the third full calendar year following the date they become a director. Shares owned and DSUs granted are counted towards the guideline. A director meets the guidelines if either the grant value, market value or adjusted cost base of their common shares and DSUs exceeds the ownership guideline.
The guidelines and the status of each independent director nominee as at December 31, 2025 with respect to their compliance with the guidelines is shown in the table below.

Independent Director Nominees	Principal Position	Shares held (#)	DSUs held (#)	Market Value of Shares and DSUs ($) (1)	Ownership Value Guideline ($)	Guideline Met (Y) or In Progress (IP)
Mark R. Bly	Chair of the Board	575,638	296,181	3,870,876	990,000	Y
Trudy M. Curran	Director	164,154	254,787	1,860,098	690,000	Y
Don G. Hrap	Director	84,381	254,787	1,505,906	690,000	Y
Jennifer A. Maki	Director	173,054	254,787	1,899,614	690,000	Y
David L. Pearce	Director	260,890	254,787	2,289,606	690,000	Y
Steve D. L. Reynish	Director	93,000	271,542	1,618,566	690,000	Y
Jeffrey E. Wojahn	Director	156,413	123,319	1,242,010	690,000	Y
Note:
(1)    Calculated by multiplying the number of shares and DSUs held by the December 31, 2025 closing price of the common shares on the TSX of $4.44 per share.

CORPORATE GOVERNANCE
Board Independence and Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule "A" and is available on our website at www.baytexenergy.com.
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our eight director nominees, including the Chair of the Board, are independent. The seven independent director nominees are: Mark R. Bly, Trudy M. Curran, Don G. Hrap, Jennifer A. Maki, David L. Pearce, Steve D. L. Reynish, and Jeffrey E. Wojahn. Chad E. Lundberg is not considered independent as he currently serves as our President and Chief Operating Officer.

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Board Meetings
The Board meets a minimum of six times per year. Each Board and committee meeting includes the opportunity for an in camera discussion by the independent directors without the presence of management. An in camera discussion of the independent directors was held at each of the six Board meetings held in 2025. Meeting agendas are approved by the Chair of the Board or applicable committee chair prior to each meeting and the directors receive a comprehensive package of information prepared by management in advance of each meeting. Further, although discussed quarterly, at least one meeting per year is dedicated to a review of the Company's strategy in order to allow the directors to assist in formulating and providing direct feedback on the Company's strategic direction and management provides the Board with quarterly updates regarding such strategy.
Chair of the Board
The Chair of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. Our Board has developed a written position description for the Chair of the Board. The Chair of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees, and (ii) our Chief Executive Officer and other members of management to ensure that our Board receives adequate and regular updates from the Chief Executive Officer and other members of the management team. The Chair of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
Committee Membership and Mandates
Our Board has four committees:

Audit Committee	Human Resources and Compensation Committee
Nominating and Governance Committee	Reserves and Sustainability Committee
This year the Board also formed a Special Committee which is discussed further below.
Committee Member Independence and Committee Mandates
At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Board) and Mr. Lundberg (as President and Chief Operating Officer) are typically invited and attend committee meetings. A description of the membership and a summary of the responsibilities for each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.
Committee and Chair Assignments and Rotation
Committee assignments and the designation of committee chairs are based on each director's knowledge and skills, interests and areas of expertise. The Board favours periodic rotations of committee assignments and committee chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members may be rotated in response to changes in membership of the Board or plans for director succession. Directors are given access to all committee materials regardless of whether they are a member of the committee.

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Audit Committee

Committee Members: •Jennifer Maki (Chair) •Don Hrap •Steve Reynish (1) M
Committee Responsibilities
•Reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval.
•Appointment of external auditors and the terms of their engagement, subject to shareholder approval.
•Overseeing the work of the external auditors, including meeting with the external auditors independently of our management.
•Reviewing and approving all services to be provided by the external auditors.
•Reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports.
•Reviewing and discussing accounting and reporting policies and changes in accounting principles.
•Reviewing with the external auditors our internal control systems and procedures.
•Reviewing risk management policies and procedures, including with respect to hedging, insurance, litigation, and cybersecurity.
•Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and review of reports received pursuant to the Whistleblower Policy.
•Reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Company.

Meeting Schedule
The Audit Committee meets at least four times annually, or more frequently if warranted.
Independence, Financially Literacy, Financial Expertise and Cybersecurity Skills
•All members of the Audit Committee are independent.
•All members of the Audit Committee are financially literate.
•The Board has determined that Ms. Maki is an "audit committee financial expert" as that term is defined by the SEC.
•Ms. Maki has obtained the CERT Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University

Please see page 37 for information regarding Cybersecurity.
Note:
(1)    Mr. Reynish was appointed to the audit committee following the resignations of Ms. Cepak and Ms. Lekatsas on January 1, 2026.

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Nominating and Governance Committee

Committee Members: •Steve Reynish (Chair) •Trudy Curran •Jeffrey Wojahn
Committee Responsibilities
•Reviewing on a periodic basis the composition of the Board and its committees.
•Assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board.
•Recommending suitable candidates as nominees for election or appointment as directors.
•Assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy (the "Diversity Policy").
•Developing, for the review and approval of the Board, a mandate for the Board and each of its committees.
•Developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chair of the Board, the chair of each of the Board committees and the CEO.
•Developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy, and corporate governance guidelines.
•Preparing and recommending to the Board any required disclosures of governance practices to be included in the company’s information circular/proxy statement.
•Reviewing, and where appropriate, recommending changes to the Board's governance practices and policies.

Meeting Schedule
The Nominating and Governance Committee is mandated to meet at least once per year, but typically meets at least twice per year.
Independence
All members of the Nominating and Governance Committee are independent.
Board and Director Assessment and Diversity Policy
Among other matters, the Nominating and Governance Committee manages the director nomination and succession planning process as well as the director assessment process. In addition, the Nominating and Governance Committee monitors the Diversity Policy. These items are further described in the "Board Process and Policies" section below.

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Human Resources and Compensation Committee

Committee Members: •Trudy Curran (Chair) •Jennifer Maki •David Pearce
Committee Responsibilities
•Reviewing on a periodic basis the compensation policies, practices, share ownership guidelines, and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes.
•Reviewing and recommending to the Board the retainers and fees to be paid to members of the Board.
•Establishing performance measures for the ensuing year for the short-term incentive plan.
•Reviewing and approving the performance objectives for the ensuing year for the President and Chief Executive Officer of the Company (the "CEO") and, if appropriate, for the other officers in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers.
•Reviewing and approving the compensation, benefits package and bonuses for the CEO and each of the other officers of Baytex, and, in connection therewith, to receiving and considering the CEO's recommendations for the other officers.
•With respect to the compensation, benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and recommending to the Board such compensation, benefits package and bonuses in aggregate (with the allocation to specific employees to be made by the CEO).
•Receiving and considering the CEO's recommendations regarding the type of long-term incentive plans to be implemented by Baytex, and making recommendations to the Board in respect thereof.
•Administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder.
•Preparing and recommending to the Board any required disclosures of compensation practices to be included in the company’s information circular/proxy statement.
•Reviewing the results of any shareholder advisory vote on our approach to executive compensation and considering whether any adjustments should be made to the compensation policies and practices as a result of such vote.
•Reviewing the management succession plan on an annual basis to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually.
•Reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments.

Meeting Schedule
The Human Resources and Compensation Committee is mandated to meet at least three times per year.
Committee Independence
All members of the Human Resources and Compensation Committee are independent.
Management Succession Planning and Board and Management Compensation
The Human Resources and Compensation Committee manages the management succession planning process described in the "Board Process and Policies" section below as well as all matters related to director and executive compensation as described in this information circular.

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Reserves and Sustainability Committee

Committee Members: •Don Hrap (Chair) •David Pearce •Jeffrey Wojahn (1)
Committee Responsibilities
•Providing a recommendation to the Board regarding the appointment of an independent, qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of the company's proved and probable reserves and related future net revenue (the "Reserves Data") as of the last day of our financial year.
•Oversight and monitoring of the Company’s performance related to health, safety, environment, climate and other sustainability matters.
•With respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator.
•Providing a recommendation to the Board regarding whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith.
•Considering and reviewing Baytex’s performance related to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets.
•Reviewing all matters relating to the preparation, disclosure, and/or filing of information concerning the company’s reserves, as well as health, safety, environmental, climate, and other sustainability matters.

Meeting Schedule
The Reserves and Sustainability Committee is mandated to meet at least once per year, but typically meets at least twice.
Committee Independence
All members of the Reserves and Sustainability Committee are independent.
Sustainability Oversight
Since assuming responsibility for oversight of Baytex's sustainability matters in 2020, the Reserves and Sustainability Committee has added a second regular meeting to its annual process that is primarily focused on reviewing Baytex's sustainability initiatives.
Note:
(1)    Mr. Wohjan replaced Mr. Reynish on the reserves and sustainability committee following the resignations of Ms. Cepak and Ms. Lekatsas on January 1, 2026 and Mr. Reynish's appointment to the audit committee.

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Special Committee

Committee Members: •Mark Bly (Chair) •Don Hrap •Jennifer Maki •Jeffrey Wojahn
Committee Responsibilities
A Special Committee of the Board was principally formed for the purpose of reviewing the Company's portfolio and reporting back to the Board. Upon completion of this review the Special Committee was discontinued.

Meeting Schedule
The committee met six times with the first meeting in April of 2025 and the last meeting, and final report to the Board, in July of 2025.
Committee Independence
All members of the Special Committee were independent.
Compensation
Members of the Special Committee received no additional compensation (meeting fees or retainers) despite the significant work undertaken.

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Outside Boards - Directors
The following table lists the names of other reporting issuers (or the equivalent) on which our director nominees serve as a director.

Director	Names of Other Reporting Issuers
Mark R. Bly	Secure Waste Infrastructure
Trudy M. Curran	Trican Well Service Ltd. and Equinox Gold Corp.
Don G. Hrap	None
Chad E. Lundburg	None
Jennifer A. Maki	Franco-Nevada Corporation and Pan American Silver Corp.
David L. Pearce	Headwater Exploration Inc.
Steve D. L. Reynish	None
Jeffrey E. Wojahn	None

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2025.

Directors	Meetings Attended / Meetings Held						Overall Attendance
	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee	Nominating and Governance Committee	Special Committee
Mark R. Bly (1)	14/14	4/4	3/3	2/2	2/2	6/6	100%
Tiffany Thom Cepak(2)	12/14	4/4		2/2			87%
Trudy M. Curran	14/14		3/3		2/2		100%
Eric T. Greager(1)	14/14	4/4	3/3	2/2	2/2	6/6	100%
Don G. Hrap	14/14	4/4		2/2		6/6	100%
Angela S. Lekatsas(2)	14/14	4/4			2/2		100%
Chad E. Lundberg	14/14			2/2			100%
Jennifer A. Maki	14/14	4/4	3/3			6/6	100%
David L. Pearce	14/14		3/3	2/2			100%
Steve D. L. Reynish	14/14			2/2	2/2		100%
Jeffrey E. Wojahn	14/14		3/3		1/2	6/6	96%
Notes:
(1)    As Chair of the Board, Mr. Bly is invited to attend all Board committee meetings. As Chief Executive Officer, Mr. Greager typically attends all Board committee meetings.
(2)    Ms. Lekatsas and Ms. Cepak resigned on January 1, 2026.

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BOARD PROCESS AND POLICIES
Director Nomination and Succession Planning
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. The Nominating and Governance Committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the Nominating and Governance Committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member. This process is carried out in concert with our succession planning, described below.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chair of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws. To accelerate each new directors' understanding of our business, we also arrange a series of meetings between the director and each of the Company's officers. At these meetings, the officer and members of their team provide a presentation regarding that officer's areas of responsibility and the director is provided the opportunity to ask questions.
Each of our directors is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. In addition, the individual directors continue to meet their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings and attendance at external courses, seminars and presentations.
Two of our director nominees, Ms. Curran and Ms. Maki, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran was previously co-chair of the executive committee of the Calgary chapter of the Institute of Corporate Directors and participates in the planning and delivery of various director education events. Ms. Curran has been a speaker at various education events. Ms. Maki is a Chartered Professional Accountant. In order to maintain this designation, she is required to complete a minimum amount of professional development activities each year.

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Board Renewal
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively.
With the sale of our Eagle Ford assets in the US, two of our directors resigned reducing the size and cost of our Board. As such, this year we have eight director nominees with an average tenure of 6 years on the Board. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of a material variance from the Code will be reported to the Board. There have been no reports filed since the beginning of our last financial year pertaining to any director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a Whistleblower Policy which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of the Whistleblower Policy is accessible on our website at www.baytexenergy.com.
Board and Director Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees).
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chair of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Board to discuss the results and identify any action items.
In August of 2025, the Nominating and Governance Committee provided the directors a Board and Committee assessment survey and a Chair of the Board assessment survey. Each director completed these surveys. Mr. Bly discussed the results of the Board and Committee assessment survey with the Board and Mr. Reynish discussed the results the Chair of the Board assessment survey with Mr. Bly.

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Management Succession Planning
The Board is responsible for succession planning for our senior officers and delegates this responsibility to the HRC Committee. The HRC Committee meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept a role change and any current plans for their career development. The HRC Committee also works with management to engage third parties to provide coaching and development assessments for senior leaders. The HRC Committee will also, from time to time, consult with outside advisors regarding external candidates. The HRC Committee also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors to the CEO and reports back to the Board.
This process was acted upon during the year as, concurrent with the negotiation of the disposition of our US Eagle Ford assets, the HRC Committee prepared and assessed a list of potential CEO succession candidates, both internal and external, with input from external sources. Following reviews and further assessment, the HRC Committee recommend to the Board and the Board then approved the promotion of Mr. Chad Lundberg to President and Chief Operating Officer on December 19, 2025. Subsequently, the HRC Committee recommended and the Board approved Mr. Lundberg's further promotion, as on March 4, 2026 the Company announced its intent to appoint Mr. Lundberg as CEO on May 7, 2026, as successor to Mr. Eric Greager.

Diversity and Inclusion
Baytex has a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and executive officer management group. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee requires that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. As part of the assessment as to whether an executive officer contributes to the diversity of management, Baytex considers the representation of women. At this time Baytex does not have a target for the appointment of women as executive officers. However, Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds have the opportunity to succeed.
The Diversity Policy includes a written target of having at least 30% of the directors be women. This target was met as at year-end 2025. However, with the resignation or Ms. Cepak and Ms. Lekatsas only 2 of our director nominees (25%) are women and none of our director nominees are racially diverse. As we pursue Board refreshment we will continue to consider diversity.
To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee periodically assesses its effectiveness and, if required, recommends changes. To assist with this assessment, we now complete an annual anonymous staff survey which asks staff to disclose forms of diversity beyond gender and solicit feedback on the staff's view on inclusion and belonging at Baytex. In addition, the number of women at the director, officer and manager level is reported to the Committee annually.
The current composition of our director nominees, officers and managers by gender is as follows:

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Category	Total	Number of Women	% of Women
Directors	8	2	25%
Officers	8	1	13%
Managers	27	10	38%

Cybersecurity
Cybersecurity and information security risk are considered enterprise risks and are subject to oversight at both the management and Board levels. Senior management reports on cybersecurity matters to the Audit Committee four times per year, and the Audit Committee reports to the full Board quarterly. One of Baytex's directors has completed a certificate program focused on cybersecurity oversight, enhancing the Board’s knowledge of cybersecurity risks and governance practices.

Baytex relies on information and technology systems across its operations and maintains a cybersecurity program designed to identify, assess, and manage cybersecurity risks. Our program is modelled after recognized industry frameworks, including the Center for Internet Security Critical Security Controls and the NIST Cybersecurity Framework, and is intended to support the prevention, detection, response to, and recovery from cybersecurity threats.

During the past year, Baytex expanded its incident response capabilities to further strengthen its ability to respond to and recover from cybersecurity incidents. These enhancements include incident response planning and tabletop exercises to test response processes and decision‑making. The cybersecurity program is supported by regular risk assessments, control testing, and independent third‑party evaluations to assess risk exposure, test the effectiveness of controls, and measure the maturity our cybersecurity practices relative to industry benchmarks.

Baytex also faces cybersecurity risks associated with third‑party service providers. A cybersecurity incident impacting critical third parties, including those providing drilling, pumping, or other field support services, could result in operational disruption, financial loss, or reputational harm. We are not aware of any third‑party information security incidents that have materially impacted our operations.

Cybersecurity awareness and training are key components of Baytex's risk management approach. All employees receive annual cybersecurity training, including ongoing awareness initiatives and phishing simulations, designed to reinforce secure behaviors and reduce the risk of social engineering attacks.

During the last three years, Baytex experienced one information security incident resulting from a phishing attack. The incident was detected and contained, and neither the incident nor its effects were material. To date, Baytex has not purchased standalone cybersecurity insurance.

Artificial Intelligence
Baytex is early on in the use and deployment of artificial intelligence tools within its business. However, as a result of deploying certain tools and to address the risks associated with this technology, Baytex has adopted acceptable use standards in order to protect its information and data.

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SHAREHOLDER ENGAGEMENT
Regular Engagement
Baytex regularly conducts an active shareholder engagement program through a variety of means and has a shareholder engagement policy which is available on Baytex’s website www.baytexenergy.com.
Baytex seeks a high level of communication with its shareholders. The Company communicates regularly with shareholders through annual and quarterly reports, news releases, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Members of Baytex’s management team attend investor conferences and meet with institutional shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls.
In addition, investors may contact Baytex’s investor relations department on a continuing basis by letter at Baytex Energy, 2800, 520-3rd Avenue S.W., e-mail at investor@baytexenergy.com or by telephone at 1-800-524-5521.

Contacting the Board
The Board recognizes that it is important to communicate with shareholders, including organizations that represent or advise shareholders on matters of compensation and governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.
You can contact the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee by directing inquiries to the applicable persons in writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.

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COMPENSATION DISCUSSION AND ANALYSIS
Letter from the Chair of the Human Resources and Compensation Committee
Dear Fellow Shareholders,
2025 was a year of significant change for Baytex, at the outset of the year, Baytex had a cross border business with significant assets and operating staff in both Canada and the United States. Shortly before year-end, the Company sold its Eagle Ford assets and exited its U.S. business, including having no further employees based in the United States.

Compensation for the Company's officer group for 2025 was reviewed at year-end 2024 for the 2025 compensation year with respect to median target compensation for similar roles in our Compensation Peer Group, time in the role, and importance to the organization. In completing this review, the HRC Committee remained committed to using a compensation peer group weighted towards Canadian companies, notwithstanding that approximately half of the Company's assets were located in the United States. Compensation terms and targets for 2025 were set at year-end 2024 based on the foregoing review and on having cross border operations and teams in both countries.
With a decision in the fourth quarter of 2025 to sell the Eagle Ford operations, and the closing of that sale in December of 2025, the profile of the Company and its workforce changed significantly. Accordingly, for 2026, the Company shifted to a compensation peer group composed of Canadian companies only and reset its relative shareholder return peer group (used to measure performance for its performance share awards) to better match the size and scale of the Company. Additionally, the HRC Committee reduced director compensation to better reflect the Company's new size and comparator group. See “Director Compensation - Compensation for 2025 and 2026”.

The HRC Committee also reviewed the Company's year-end results. While taking note of the Company's strong reserves performance, the HRC Committee also considered the positive response to the Company's strategic decision to sell its U.S. business and the positive results within the Company's Canadian business which supported that decision, including:
•Significantly improved financial position with net cash of $765 million as at December 31, 2025 as compared to net debt of $2.4 billion as at December 31, 2024.
•Increased Canadian production of 6% (excluding divestitures) compared to the year prior.
•A one year total shareholder return for 2025 of +20.3%.
As a result, the final 2025 score under our long-term incentive plan scorecard was above target at 1.25, and above target at 1.26 for our short term incentive plan scorecard. In addition to compensation matters, concurrent with the Company's sale of its U.S. business the HRC Committee was also active with respect to management succession. The HRC Committee recommended, and the Board subsequently approved, the announcement that Mr. Chad Lundberg would succeed Mr. Eric Greager as Chief Executive Officer, effective on May 7, 2026. Further details are provided in the "Board Process and Policies - Management and Succession Planning" section of this information circular.

For more information regarding our compensation programs and the specific decisions we made for 2025, please read the remainder of the "Compensation Discussion and Analysis" section.

Sincerely,
"Trudy Curran"
Chair of the Human Resources and Compensation Committee

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COMPENSATION PROGRAM DESIGN
Compensation Committee
The HRC Committee is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex. It has been delegated authority by the Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Board.
The HRC Committee has established the following objectives for the compensation program:
•Attracting and retaining highly capable individuals.
•Compensation commensurate with performance.
•Aligning the interests of management and shareholders.
Compensation Risks
The upstream oil and gas business is complex and competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee's goal is to design a program that meets the objectives stated in the preceding section. The HRC Committee seeks to achieve this goal by:
•Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.
•Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.
•Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Board.
•Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.
Named Executive Officers
For 2025, our named executive officers (NEOs) were:
•Eric T. Greager, Chief Executive Officer (1)
•Chad E. Lundberg, President and Chief Operating Officer (1)
•Chad L. Kalmakoff, Chief Financial Officer
•James R. Maclean, Chief Legal Officer & Corporate Secretary
•Kendall D. Arthur, Senior Vice President & General Manager, Cdn. Heavy Oil Operations
•Taylor J. Young, Vice President & General Manager, U.S. Eagle Ford Operations (2)
Notes:
(1)    Effective December 19, 2025, Mr. Greager’s title changed from President and Chief Executive Officer to Chief Executive Officer and Mr. Lundberg’s title changed from Chief Operating Officer to President and Chief Operating Officer.
(2)    Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.

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How We Compensate Our Officers
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.
A significant portion of our NEO’s total compensation is contingent upon Baytex’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed at least annually. Through the plans described below, a significant portion of the compensation for all employees, including NEOs, is based on corporate performance, as well as industry-competitive pay practices.

Type	Component	Objective
Fixed - not at risk	Salary	Market competitive salary
Variable - at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance
	Incentive Awards and Share Settled Restricted Awards (LTIP)	Alignment with shareholder interest
	Performance Awards and Share Settled Performance Awards (LTIP)	Alignment with shareholder interest and corporate performance
Other Compensation	Benefits	Market competitive benefits
The following charts show the variable - at risk components of compensation relative to the salary and other compensation components of the reported compensation for our CEO and our other NEOs for 2025.
Salary
Salary is an important component of the overall compensation package for officers as it is paid in cash and is not at risk. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer group (see "Peer Group Benchmarking" below for a description of our compensation peer group). The HRC Committee also takes into account the officer's experience, responsibility and performance in determining their salary. The HRC Committee also considers the jurisdiction in which the officer lives and works and the market in such jurisdiction.

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Short-Term Incentive Plan (STIP)
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at-risk compensation which serves to motivate and align performance with the Company's short-term objectives and stakeholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed the Company's objectives for the year.
The performance measures in the STIP scorecard are arrived at, in part, using the Company's budget for the year and strategic goals. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. In some instances, particularly with the Health, Safety and Environment components of our scorecard, we review our performance from prior years and set targets with a goal of continuous improvement or achieving new objectives in this area.
Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex's common shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.
In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers for 2025.

Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	125%	250%
CFO and COO	0%	85%	170%
Senior Vice President	0%	75%	150%
This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee considers other factors such as personal performance, internal equity and overall market conditions in awarding each NEOs annual bonus.
Long-Term Incentive Plan (LTIP)
Our LTIP consists of restricted awards, performance awards, share settled performance awards and share settled restricted awards issued pursuant to our shareholder approved Share Award Incentive Plan and cash settled incentive awards issued pursuant to our incentive award plan. A summary of these plans is provided in "Schedule "B" - Summary of Share Based Compensation Plans". The principal purposes of these awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.
Performance awards entitle the holder to be issued the number of common shares or cash equivalent designated in the performance award multiplied by a payout multiplier, which can range from 0 to 2. The issue dates are determined by the HRC Committee and are typically one third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period.

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Each performance share award has three vesting periods equal to one-third of the total grant, plus an adjustment to account for the payment of dividends (if any) from the grant date to the applicable vesting date. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of performance award vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the three most recently completed years. To see the calculation of the payout multipliers applied to the 2023, 2024 and 2025 performance awards which vested in 2026 go to "Calculation of Payout Multipliers".
Restricted awards entitle the holder to be issued the number of common shares or cash equivalent designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date.
Incentive awards were added to our program in 2020 and are granted in place of restricted awards. The incentive awards function in the same way as restricted awards, but can only be settled for cash on the issue date and cannot be settled for shares. These awards reduce the number of shares that can be issued by the Company while maintaining the benefit of exposing the holder to the Company's share price performance.
All share awards and incentive awards are exposed to the performance of the Company's share price between the grant date and the issue date. However, performance awards have a greater exposure to the Company's performance as the payout multiplier applied on vesting that result in the performance award holder receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by the Company's LTIP scorecard, which measures performance against a series of performance measures established annually by the HRC Committee.
The Share Award Incentive Plan also provides for share settled restricted awards and share settled performance awards. In October of 2022, the HRC Committee approved an on-hire grant of share awards to Mr. Greager. The awards vest 1/3 March 2025, 1/3 March 2026 and 1/3 March 2027. To accommodate a vesting period of longer than three calendar years and applicable tax laws, the Board approved an amendment to the share award plan to allow the granting of awards that are to be settled in shares, instead of cash or shares at the Company's option. Other than the available method of settlement, share settled restricted awards are the same as restricted awards and share settled performance awards are the same as performance awards.
The proportion of performance awards received by an officer relative to incentive awards increases with responsibility. The following table sets out the percentage allocation for our officer group.

Role	Performance Awards % of grant	Incentive Awards % of grant
CEO	80%	20%
CFO, COO and SVP	75%	25%
Vice President	65%	35%

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Our share based compensation plans include retirement criteria which provides that upon the satisfaction of certain retirement criteria, the holder of the award will be eligible to retain all or a portion of their unvested awards upon retirement. Awards retained in retirement are settled in accordance with and on the same schedule as they would have pre-retirement. These provisions align the retiring individuals' post-retirement financial interests with the on-going performance of the Company. Any retiring individual is to provide at least six months written notice and enter into an agreement with the Company that includes non-competition and non-solicitation covenants.
Other Benefits
The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian and US oil and gas industry based on the market in which that individual works and include life, disability insurance, critical illness and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of ten percent of their salary. The combined contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account. Baytex does not have a pension plan.
Peer Group Benchmarking
For Baytex to attract and retain qualified and experienced staff, its overall compensation levels must be competitive with other participants in the Canadian & US oil and gas industry, based on the market in which that individual works. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
The HRC Committee benchmarks both total compensation granted and each compensation component for the NEOs against the median compensation granted to similar officers in our compensation peer group. Granted compensation can vary (higher or lower) from the median based on the officer's experience (including time in the role), responsibility and performance. Actual compensation earned then varies based on corporate and personal performance.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group, our compensation peer group.
Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren't analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.
Given the Company's presence in the U.S., the HRC Committee used a peer group which allowed for the assessment of compensation against cross-border, purely Canadian or purely U.S. peers. Peer companies were then screened based against multiple criteria including but not limited to: (i) enterprise and market value, (ii) expected production and production mix and (iii) total assets and revenue. In creating the peer group, the Company aimed to position itself near the median of the Compensation Peer Group in terms of corporate size characteristics. The HRC Committee completed similar process to determine the 2025 shareholder return peer group. The peer groups for 2026 have been revised to reflect the Company's sale of its US assets.

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2025 Compensation Peer Group
Canadian Comparators	US Comparators
ARC Resources Ltd.	Chord Energy Corporation
Athabasca Oil Corp.	Magnolia Oil & Gas Corporation
International Petroleum Corporation	SM Energy
MEG Energy Corp.	Vital Energy, Inc.
NuVista Energy Ltd.	Northern Oil and Gas, Inc.
Paramount Resources Ltd.
Tamarack Valley Energy
Vermilion Energy Inc.
Whitecap Resources Inc.

2025 Shareholder Return Peer Group (1)
Advantage Oil & Gas Ltd.	Northern Oil and Gas
ARC Resources Ltd.	NuVista Energy Ltd.
Athabasca Oil Corp.	Paramount Resources Ltd.
Baytex Energy Ltd.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp
California Resources Corporation	SM Energy
Chord Energy Corp.	Tamarack Valley Energy Ltd.
International Petroleum Corp.	Tourmaline Oil Corp.
Magnolia Oil & Gas	Veren Inc.
Matador Resources Company	Vermilion Energy Inc.
MEG Energy Corp.	Vital Energy Inc.
Murphy Oil Company Ltd.	Whitecap Resources Inc.
(1)Of the 2025 Shareholder Return Peer Group, 7 are domiciled in the U.S. and 16 are domiciled in Canada.

Equity Ownership - Officers
It is important that our executives be aligned with shareholders through common share ownership. As such, our share ownership guidelines stipulate that officers of the Company are required to acquire and hold common shares in accordance with the following.

Title	Share Ownership
CEO	5 times salary
C-suite officers and SVPs	3 times salary
Vice President	1 times salary
The ownership level is to be attained within a period of five years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline. Only common shares held count towards satisfaction of the ownership guideline, share awards do not.

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The following table sets out for each current NEO, the number of common shares held and market value as at December 31, 2025, as well as the ownership value guideline.

Named Executive Officer (1)	Principal Position	Common Shares (#)	Market Value ($)(2)	Ownership Value Guideline ($)	Guideline Met (Y)
Eric T. Greager	CEO	1,243,311	5,520,301	3,175,000	Y
Chad E. Lundberg	President and Chief Operating Officer	543,801	2,414,476	1,290,000	Y
Chad L. Kalmakoff	Chief Financial Officer	356,449	1,582,634	1,245,000	Y
James R. Maclean	Chief Legal Officer and Corporate Secretary	135,322	600,830	1,065,000	In Progress(3)
Kendall D. Arthur	SVP & General Manager, Cdn. Heavy Oil Operations	355,168	1,576,946	1,065,000	Y
Notes:
(1)    Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.
(2)    Determined based on the number of common shares held as at December 31, 2025 multiplied by the closing price of the common shares on the TSX on December 31, 2025 of $4.44 per share.
(3)    Mr. Maclean has until February 24, 2029 to meet his ownership target value.
Compensation Consultants and Advisors
We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, in 2024 the HRC Committee retained Hugessen to assist with updating the compensation peer group and reviewing executive compensation for 2025.

	2024 ($)	2025 ($)
Hugessen Consulting Inc.	71,583	58,384
All other fees - Mercer Human Resources Consulting	15,645	17,850
Total	87,228	76,234
Clawback Policy
We have a clawback policy that applies to all of our executive officers. An updated version of this policy which is compliant with the current requirements of the NYSE was adopted in November of 2023. This policy allows for the recoupment of incentive compensation in the event of misconduct, negligence or fraud. A copy of this policy is available on the Baytex website.
Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.

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COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chair of the Board assists the HRC Committee with the performance assessment of the Chief Executive Officer. The Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Base Salaries
The HRC Committee met in December 2024 to establish base salaries for 2025. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization. The largest increase was awarded to Mr. Young as his compensation reflected market conditions for similar roles in Houston, Texas where our US office was located. Other increases reflected increased time in roles, especially as it related to the cross-border responsibilities of the NEOs.

	Annualized Salaries
Current NEOs	2024 ($)	2025 ($)
Eric T. Greager	610,000	635,000
Chad E. Lundberg	395,000	430,000
Chad L. Kalmakoff	376,000	415,000
James R. Maclean	321,000	355,000
Kendall D. Arthur	330,000	355,000
Taylor J. Young(1)	394,800	480,025
Note:
(1)Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.
Short-Term Incentive Plan (STIP)
The HRC Committee set the short-term incentive plan scorecard at the outset of 2025 and assessed the Company's 2025 performance relative to that scorecard following the end of the year. Consistent with previous years, the HRC Committee authorized the payment of the first 50% of the annual bonuses on December 31 based on an initial estimate of the scorecard results with the remainder paid on March 31, 2026 after confirmation of year-end 2025 results and the STIP scorecard. Mr. Young's full annual bonus was paid out shortly following the Company's sale of its US Eagle Ford assets. Notwithstanding the Company's disposition of its US Eagle Ford assets, no adjustments were made to the per boe targets (or any other targets) within the scorecard.

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2025 STIP Scorecard
Performance Measures	Weighting	Low Target	Target	High Target	Result	Performance Factor
Health, Safety and Environment (10%)
Total Recordable Incident frequency (1)	3.5%	0.65	0.41	0.31	0.59	0.9
Severe Potential Injury Frequency (2)	3.5%	0.60	0.30	0.20	0.32	3.3
Spills to the environment (bbls)	3.0%	3,100	2,200	1,400	3,590	0.0

Sustainability (5%)
Environmental Impacts	5.0%				1.75	8.8

Operations (35%) (3)
Production (boe/d)	12.5%	148,000	149,660	152,000	145,079	0.0
E&D Expenditures ($MM)	12.5%	$1,300	$1,285	$1,200	$1,206	24.1
Controllable cash costs (10%)
Operating Costs ($/boe) (4)	7.5%	12.50	12.30	11.75	11.84	13.8
G&A ($/boe) (4)	2.5%	1.67	1.64	1.61	1.96	0.0

Financial (30%)
Free cash flow per share ($MM) (5)	15%	0.00	0.51	1.09	0.36	10.4
F&D/boe ($) (6)(7)	15%	28.39	28.06	26.20	17.28	30.0

Business Improvement	20%					35.0

Initial Performance Score (8)						126
Total shareholder return was positive for 2025, as a result scorecard was not capped at 100%						—

Final Performance Score (8)						126
Notes:
(1)Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.
(2)Severe Potential Injury Frequency represents the number of severe potential injury events per 200,000 hours worked.
(3)See "Schedule C - Advisory Statements - Oil and Gas Advisories".
(4)Supplementary financial measure. For information on the composition of these measures, refer to the “Operating Expense” and "General and Administrative Expense" sections in the Annual 2025 MD&A, which sections are incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca.
(5)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. For information on the composition of and how the Company uses these measures, including, for free cash flow, a reconciliation to cash flow from operating activities, refer to the “Specified Financial Measures” section in the Annual 2025 MD&A, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca.
(6)Non-GAAP ratio. F&D costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity. See the "Specified Financial Measures" and "Oil and Gas Advisories" sections in Schedule "C" of this document for further information.
(7)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the "Specified Financial Measures" section in Schedule "C" of this document for further information.
(8)May not add due to rounding.
Scorecard Application and Individual Adjustment
In addition to the assessment made under the STIP scorecard and after the application of each NEOs specific STIP target, the HRC Committee adjusted the annual bonuses to reflect performance during the year. Downward adjustments were applied to the bonuses for Messrs. Greager and Lundberg due

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to the HRC Committee's assessment of year-end results. Mr. Kalmakoff's bonus was awarded at target and Mr. Maclean's bonus was awarded slightly above target. Mr. Arthur's bonus was increased due to the continued out-performance of the Company's heavy oil assets. Mr. Young's bonus was awarded above target due to his contribution to the divestiture of the Company's Eagle Ford assets and was paid out shortly following the disposition of the Company's Eagle Ford assets.

NEO	Target ($)	Awarded Bonus ($)	Scorecard Multiplier	Final Bonus ($)
Eric T. Greager	$793,750	718,344	126%	905,113
Chad E. Lundberg	$365,500	350,149	126%	441,188
Chad L. Kalmakoff	$352,750	352,750	126%	444,465
James R. Maclean	$266,250	275,036	126%	346,545
Kendall D. Arthur	$266,250	305,123	126%	384,455
Taylor J. Young (1)	$367,500	NA	NA	468,024
Note:
(1)Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.
Long-Term Incentive Plan (LTIP)
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. The HRC Committee approved share based compensation grants that were made in March of 2025. In determining the value of the grants of share based compensation to the NEOs, the HRC Committee considered the same factors as were considered when reviewing NEO salaries: corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization.
When awarding compensation increases due to a change in role or a significant change in responsibilities, the HRC Committee typically implements these changes over a period of years with the NEO's compensation aligning NEO compensation for peers in our compensation peer group over a period of time. The value of the share based compensation grants for our NEO's was increased as compared to 2024 primarily to reflect this multi-year process.

	Value of Share Based Compensation Grant
Current Officers	2024 ($)	2025 ($)
Eric T. Greager	3,202,500	3,333,750
Chad E. Lundberg	1,164,000	1,268,500
Chad L. Kalmakoff	875,000	1,224,250
James R. Maclean	650,000	852,000
Kendall D. Arthur	710,000	852,000
Taylor J. Young (1)	494,058	960,050
Note:
(1)Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.

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The following table details the share awards granted to each NEOs during 2025.

Current Officers	Incentive Awards (#)	Performance Awards (#)	Performance Awards as % of Total Award (%)
Eric T. Greager	227,560	910,239	80
Chad E. Lundberg	108,234	324,701	75
Chad L. Kalmakoff	104,458	313,375	75
James R. Maclean	72,696	218,089	75
Kendall D. Arthur	72,696	218,089	75
Taylor J. Young (1)	86,207	258,621	75
Note:
(1)Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.

2025 LTIP Scorecard
Our 2025 LTIP scorecard has four measures:
•3-year relative total shareholder return. The Company's score depends on its total shareholder return (share price change plus dividends) relative to the other companies in the 2025 Shareholder Return Peer Group. The score will range from 0 to 2 on a straight-line basis with the score determined based on the Company's rank as compared to other peers.
•1-year relative total shareholder return. This is scored the same way as 3-year relative total shareholder return.
•3-year proved plus probable reserves recycle ratio. The HRC Committee sets a low, mid and high point target. A score at or below the low-end target is scored a 0, a score between the low-end target and the mid-point target is scored on a straight-line basis with the mid-point target being a 1, scores between the mid-point target and the high-end target are also scored on a straight line basis, and a score at or above the high-end target is scored a 2.
•The HRC Committee's assessment of the Company's development and execution of its strategic plan which is assessed against specific written objectives which are agreed to annually by the HRC Committee and management.

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The HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2025 payout multiplier. Baytex's performance against the 2025 LTIP scorecard was as follows.
Relative Shareholder Return (3-year) within 2025 Shareholder Return Peer Group ranked 18 out of 24 and Relative Shareholder Return (1-year) within 2025 Shareholder Return Peer Group ranked 10 out of 24. The Proved plus Probable (2P) Recycle Ratio(3) (3-year) of 2.12 was above the high target of 1.75. With respect to Development and Execution of Strategic Plan the HRC Committee assessed the Company's performance with respect to this measure and awarded an above target score of 1.65. It was noted that the Company completed the divestiture of its U.S. Eagle Ford assets for net proceeds of $3.0 billion on December 19, 2025, successfully transitioning Baytex to a focused Canadian producer and significantly strengthened the Company's financial position with net cash of $765 million as at December 31, 2025 as compared to net debt of $2.4 billion as at December 31, 2024.

2025 LTIP Scorecard
Performance Measures (1)	Score (Range of 0 to 2)	Weighting	Result
3-year Total Shareholder Return (2)	0.26	30%	15.90
1-year Total Shareholder Return (2)	0.61	30%	36.50
3-year 2P recycle ratio (3)(4)	2.12	20%	40.00
Development and execution of strategic plan	1.65	20%	38.00
2025 Payout Multiplier(5)			1.25
Notes:
(1)Performance measured January 1 to December 31.
(2)Total Shareholder Return determined relative to the 2025 Shareholder Return Peer Group.
(3)Three-year 2P recycle ratio is calculated as operating netback divided by F&D costs for our proved plus probable reserves over a three year period. See the "Oil and Gas Advisories" section in Schedule "C" of this document for further information.
(4)Non-GAAP ratio and specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the "Specified Financial Measures" section in Schedule "C" of this document for further information.
(5)See "Schedule C - Advisory Statements".

Calculation of Payout Multipliers
As a result of the determination of the 2025 Payout Multipliers, with respect to the 2023, 2024 and 2025 performance awards, the known payout multipliers for vested performance awards and ranges of potential payout multipliers for unvested performance awards are set out below.

2025 Performance Awards	2026 Vesting	2027 Vesting	2028 Vesting
2025 Payout Multiplier	1.25	1.25	1.25
2026 Payout Multiplier	n/a	TBD	TBD
2027 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	1.25	TBD (min 0.65x - max 1.65x)	TBD (min 0.43x - max 1.77x)

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2024 Performance Awards	2025 Vesting	2026 Vesting	2027 Vesting
2024 Payout Multiplier	0.70	0.70	0.70
2025 Payout Multiplier	n/a	1.25	1.25
2026 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	0.70	0.98	TBD (min 0.67x - max 1.33x)

2023 Performance Awards	2024 Vesting	2025 Vesting	2026 Vesting
2023 Payout Multiplier	1.19	1.19	1.19
2024 Payout Multiplier	n/a	0.70	0.70
2025 Payout Multiplier	n/a	n/a	1.25
Applied Payout Multiplier	1.19	0.95	1.05
Cost of Management Ratios
The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis.

	2023	2024	2025
Total NEO compensation ($) (1)	9,229,978	11,354,208	12,461,266
Cash flow from operations ($)	1,295,731,000	1,908,264,000	1,485,962,000
Annual Production (boe/d)	122,454	153,048	145,079
Cost of management ratio (% of cash flow)	0.71%	0.60%	0.84%
Cost of management ratio ($ per boe) (2)(3)	$0.21	$0.20	$0.24
Notes:
(1)    Includes NEO compensation for the five highest compensated NEOs.
(2)    See the "Oil and Gas Advisories" section in Schedule "C" of this document.
(3)    Cost of management ratio is calculated as total NEO compensation as reported in the summary compensation table of this information circular divided by barrels of oil equivalent production volume for the applicable period.

General and Administrative Expenses
As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. General and administrative costs per unit of production increased in 2025 relative to 2024 and 2023 due to severance costs related to the Eagle Ford disposition and higher costs related to information technology projects.

	2023	2024	2025
General and Administrative expense - full year ($ per boe) (1)	1.57	1.46	1.96
Note:
(1)    Supplementary financial measure. See "General and Administrative Expense" in the Annual 2025 MD&A for information related to this measure, which section has been incorporated by reference herein. The Annual 2025 MD&A is available on SEDAR+ at www.sedarplus.ca.

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Performance Graph
The following graph presents the five-year cumulative total return ("TSR") from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2020, assuming reinvestment of dividends.
The cumulative TSR for the Company has fluctuated over time and overall has performed in line with the S&P 500 Index, slightly underperformed the E&P Index and outperformed the S&P/TSX Composite Index as set out in the graph above. Over the same five-year period, the trend of CEO compensation has matched these fluctuations, increasing from its low in 2020.

As at December 31	Baytex ($)	S&P/TSX Oil & Gas E&P Index ($)	S&P/TSX Composite Index ($)	S&P 500 Index ($)	CEO Total Compensation ($)
2020	100	100	100	100	2,795,062
2021	567	192	125	129	3,782,500
2022 (1)	881	299	118	105	6,640,149
2023	664	330	132	133	3,548,328
2024	551	368	160	166	4,538,553
2025	682	420	211	196	4,937,363
Note:
(1)    Represents total compensation as shown in the Summary Compensation Table. For 2022, includes total compensation received by Ed LaFehr of $4,041,625 for the year, as he retired in November of 2022, but remained employed through to year-end and total compensation received by Mr. Greager who started in November of 2022 and whose reported compensation for 2022 was $2,598,524, mostly attributable to his on-hire share award grant of $2,500,000.

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REPORTED VS REALIZED CEO COMPENSATION

Note:
(1)    For 2022, includes compensation received by Ed LaFehr for the year, as he retired as CEO in November, but remained employed through to year-end and compensation received by Mr. Greager who started as CEO in November.

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EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning the compensation paid to all of our NEOs for the three most recently completed financial years.

Summary Compensation Table ($)
Name and Principal Position	Year	Salary	Share-based Awards (1)	Non-equity Annual Incentive Plan (2)	All Other Compensation (3)	Total Compensation
Eric T. Greager (4) Chief Executive Officer	2025	635,000	3,333,750	905,113	63,500	4,937,363
	2024	610,000	3,202,500	665,053	61,000	4,538,553
	2023	575,000	2,100,000	767,625	105,703	3,548,328
Chad E. Lundberg (5) President and Chief Operating Officer	2025	430,000	1,268,500	441,188	43,000	2,182,688
	2024	395,000	1,164,000	317,354	39,500	1,915,854
	2023	362,500	1,000,000	348,300	36,250	1,747,050
Chad L. Kalmakoff Chief Financial Officer	2025	415,000	1,224,250	444,465	41,500	2,125,215
	2024	376,000	1,109,000	302,089	37,600	1,824,689
	2023	345,000	875,000	324,300	34,500	1,578,800
James R. Maclean Chief Legal Officer & Corporate Secretary	2025	355,000	852,000	346,545	35,500	1,589,045
	2024	321,000	650,000	206,458	32,100	1,209,558
	2023	297,500	375,000	223,100	29,750	925,350
Kendall D. Arthur SVP & General Manager, Cdn. Heavy Oil Operations	2025	355,000	852,000	384,455	35,500	1,626,955
	2024	330,000	710,000	297,003	33,000	1,370,003
	2023	300,000	625,000	280,000	30,000	1,235,000
Taylor J. Young (6) VP & General Manager, U.S. Eagle Ford Operations	2025	475,639	960,050	468,024	3,090,954	4,994,667
	2024	402,313	494,058	240,917	5,699	1,142,987
	2023	351,611	175,804	251,234	988	779,637
Notes:
(1)    This column shows the total compensation value that was awarded as incentive awards, restricted awards and performance awards. The actual value realized pursuant to such awards may be greater or less than the indicated value. See "Schedule B - Summary of Share Based Compensation Plans" for a description of the features of these awards.
    The actual number of incentive awards, restricted awards, share settled restricted awards, performance awards and share settled performance awards granted to the NEOs was, in each case, determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value for the share-based awards were $2.93 on March 14, 2025, $4.29 on March 11, 2024 and $5.49 on March 5, 2023. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.
(2)    Represents the annual cash bonus earned for the year that was paid, in part, December 31 with the remainder paid on March 31 of the following year, other than for Mr. Young who received his bonus in full following the sale of the Eagle Ford assets.
(3)    The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. In addition, Mr. Greager's offer of employment provided for the reimbursement of certain relocation costs upon acceptance of his position with Baytex and in 2023 Mr. Greager was reimbursed $48,203 for relocation costs. Following the Company's sale of its US assets, Mr. Young was paid $3,060,921 in connection with his ceasing to be an officer of the Company pursuant to a Supplemental Employment Arrangement that was entered into with Mr. Young in contemplation of a disposition of the Company's US Assets. The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.
(4)    Effective December 19, 2025, Mr. Greager’s title changed from President and Chief Executive Officer to Chief Executive Officer.
(5)    Effective December 19, 2025, Mr. Lundberg’s title changed from Chief Operating Officer to President and Chief Operating Officer.
(6)    Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets. All compensation paid to Mr. Young was paid in US dollars and has been converted to Canadian dollars at 1.3715.

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Outstanding Share-based Awards
The following table sets forth for each NEO all share-based awards outstanding as at December 31, 2025. We do not grant option-based awards.

Current Officers (2)	Number of shares-based awards that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Eric T. Greager	23,942 95,772 1,455,098 363,775	RA(SS) PA(SS) PA IA	9,249,674	n/a
Chad E. Lundberg	522,065 174,021	PA IA	3,314,908	n/a
Chad L. Kalmakoff	497,774 165,925	PA IA	3,162,481	n/a
James R. Maclean	317,950 109,186	PA IA	2,044,862	n/a
Kendall D. Arthur	335,663 117,223	PA IA	2,160,846	n/a
Notes:
(1)    Calculated by multiplying the number of awards by the closing price of the common shares on the TSX on December 31, 2025 ($4.44). For outstanding performance awards the calculation takes into account payout multipliers already determined (1.19x in 2023, 0.7x in 2024 and 1.25x in 2025) and assumes future payout multipliers of 1.0.
(2)    Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each NEO the value of share-based awards that vested during the year ended December 31, 2025 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2025.

Current Officers	Share-based Awards (1) ($)	Non-equity Annual Incentive Plan (2) ($)
Eric T. Greager	1,264,369	905,113
Chad E. Lundberg	519,003	441,188
Chad L. Kalmakoff	442,746	444,465
James R. Maclean	227,896	346,545
Kendall D. Arthur	340,615	384,455
Taylor J. Young	101,716	468,024
Notes:
(1)    Calculated by multiplying the number of common shares received upon the conversion of the incentive awards, restricted awards, and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the vesting date ($2.93 VWAP). For performance awards that vested in 2025 the payout multiplier for performance awards granted in 2022 it was 1.0x, for performance awards granted in 2023 it was 0.95x and for the performance awards granted in 2024 it was 0.7x.
(2)    Represents the annual cash bonus earned for 2025 that was paid, in part, December 31, 2025 with the remainder to be paid March 31, 2026 for all officers other than Mr. Young who received his annual cash bonus for 2025 in full following his ceasing to be an officer of the Company.

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The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as this table shows the value of the share awards that vested during the year, whereas the values reported in the "Summary Compensation Table" above represent an estimate of the fair value of awards granted during the year.
Pension Plan Benefits
We do not have any pension plans for our employees.
Employment Contracts
Baytex has not historically had employment agreements with its NEOs. However, Baytex does have change of control agreements and Baytex entered into a Supplemental Employment Arrangement with Mr. Taylor Young during 2025 in contemplation of the sale of the Eagle Ford Assets in order to retain Mr. Young through the process.
Effective December 19, 2025, Mr. Young ceased to serve as an officer of the Company concurrent with the sale of the Eagle Ford assets, at which point he became entitled to compensation pursuant to his Supplemental Employment Arrangement entered into prior to the sale of the Company's US assets. The total payment to Mr. Young pursuant to that agreement converted to Canadian dollars was $3,528,946, of which $3,060,921 was attributable to amounts payable as a result of the sale of Company's US assets and $468,024 was attributable to his annual bonus for 2025.
The Company's change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the NEOs' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.
The following table sets forth the estimated incremental payments that would be made to each of the current NEOs following a change of control and termination of employment.

Current Officers	Severance Period (months)	Salary (1) ($)	Bonus (2) ($)	Benefits and Perquisites (3) ($)	Share Award Value (4) ($)	Total Incremental Payment ($)
Eric T. Greager	24	1,270,000	1,570,166	190,500	9,249,674	12,280,340
Chad E. Lundberg	18	645,000	568,907	96,750	3,314,908	4,625,565
Chad L. Kalmakoff	18	622,500	559,916	93,375	3,162,481	4,438,272
James R. Maclean	18	532,500	414,752	79,875	2,044,862	3,071,989
Kendall D. Arthur	18	532,500	511,094	79,875	2,160,846	3,284,315
Notes:
(1)    Determined based on the NEO's monthly salary as at December 31, 2025.
(2)    Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2024 and 2025 in this chart.
(3)    Equal to 15% of the amount owed in respect of salary in lieu of benefits.
(4)    The amounts shown in the table are calculated by multiplying the number of restricted awards, performance awards and incentive awards held by the NEO on December 31, 2025 by the closing price of the common shares on the TSX on December 31, 2025 ($4.44). For outstanding performance awards the calculation takes into account payout multipliers already determined for 2024 (0.7), for 2025 (1.25) and assumes future payout multipliers of 1.0.

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Directors and Officers - Insurance and Indemnity Agreements
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2025 was $1,600,000.
In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
Securities Authorized for Issuance under Equity Compensation Plans
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is the Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. The Share Award Incentive Plan is described in the Executive Compensation section of this information circular. Also see "Schedule B – Summary of Share Based Compensation Plans - Baytex Share Award Incentive Plan".
In addition, on June 20, 2023, Baytex became the successor to Ranger's 2019 Management Incentive Plan (the "Ranger Equity Plan"). Although no new grants will be made under the Ranger Equity Plan, awards that were outstanding at June 20, 2023 were converted to a number of time-vested restricted stock unit awards under the Ranger Equity Plan based on the exchange ratio for the business combination with Ranger, which restricted stock unit awards will be settled in shares of Baytex or with cash. None of these converted awards remained outstanding as at December 31, 2025. Also see "Schedule "B" – Summary of Share Based Compensation Plans – Converted Ranger Awards".
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2025.

	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards (#)	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (#)
Equity compensation plans approved by shareholders:
LTIP - Share Award Incentive Plan (1)	4,864,613	n/a	24,226,977
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	4,864,613		24,226,977
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include dividend equivalents on the underlying awards. For outstanding performance awards the common shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.

58

Additional Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2025.

	#	% (2)
LTIP - Share Award Incentive Plan (1)
Restricted Awards	23,942	0.00
Performance Awards	4,840,671	0.64
Total	4,864,613
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents on the underlying awards. For outstanding performance awards the shares issuable takes into account payout multipliers already determined (1.19 in 2023, 0.7 in 2024 and 1.25 in 2025) and assumes future payout multipliers of 1.0. If future payout multipliers for the performance awards are 2.0, the total number of common shares issuable would increase to 8,292,879 which represents 1.08% of the issued and outstanding common shares as at December 31, 2025.
(2)    Based on the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2025, being 765,568,147. Total percentages may not add due to rounding.

The following table summarizes the burn rate associated with the Share Award Incentive Plan over the last three years and includes awards originally issued under the Ranger Equity Plan and subsequently converted to Restricted Awards under the Share Award Incentive Plan.

Period	Share Awards Granted (#)		Weighted Average Common Shares Outstanding (#)	Burn Rate (1)
	Restricted	Performance
2023(2)	2,211,058	1,591,627	704,896,229	0.54%
2024	—	2,344,550	803,435,326	0.29%
2025	—	3,753,655	769,179,853	0.49%
Three year average				0.44%
Notes:
(1)    The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period.
(2)    Represents the number of restricted stock unit awards issued on exchange of awards outstanding pursuant to the Ranger Equity Plan on June 20, 2023. No restricted awards were granted under the Share Award Incentive Plan in 2023. Also see "Schedule "B" – Summary of Share Based Compensation Plans – Converted Ranger Awards". In 2023, an additional 8,618,282 share awards were issued, vested and paid out in connection with the acquisition of Ranger, and if included, the burn rate would be 1.76% in 2023 and the three year average would be 0.85%.

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OTHER INFORMATION
Interest of Certain Persons or Companies in Matters to be Acted Upon
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
Other matters
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
Additional Information
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2025 and the related Annual 2025 MD&A of operating and financial results, which are contained in our 2025 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2025. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov.

60

SCHEDULE A
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:
•in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;
•supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;
•discharge the duties imposed on the Board by applicable laws; and
•for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP
1.    The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").
2.    The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.
3.    The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.
4.    Board members should offer their resignation from the Board to the Chair of the Board (the "Chair") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).
RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans
1.    Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:
(a)    be designed to achieve Baytex's principal objectives;
(b)    identify the principal strategic and operational opportunities and risks of Baytex's business; and
(c)    be approved by the Board as a precondition to the implementation of such plans.

2.    Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.
3.    Approve acquisitions and dispositions in excess of expenditure limits established by the Board.
4.    Monitor the appropriateness of Baytex's capital structure, including:
(a)    approving the borrowing of funds and the establishment of credit facilities; and
(b)    approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.
5.    Approve the cash dividends to be paid on the shares of the Corporation.
6.    Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls
1.    Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.
2.    Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.
3.    In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.
4.    In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.
5.    Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.
6.    Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.
7.    In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.
8.    Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.
9.    Approve any material contracts to be entered into by Baytex.
Human Resources
1.    Monitor overall human resources policies and procedures, including compensation and succession planning.
2.    Develop a position description for the CEO.
3.    Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.    Evaluate the performance of the CEO at least annually.
5.    In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.
6.    Develop a system under which succession to senior management positions will occur in a timely manner.
7.    Approve any proposed significant change in the management organization structure of Baytex.
8.    Approve all retirement plans for officers and employees of Baytex.
9.    Review annually the adequacy and form of the compensation of directors.
Governance
1.    Develop position descriptions for the Chair of the Board and, if applicable, the Lead Independent Director.
2.    Select nominees for election to the Board.
3.    Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:
(a)    appointing a Chair and, if applicable, Lead Independent Director of the Board;
(b)    appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;
(c)    defining the mandate and terms of reference for each committee of the Board;
(d)    developing a position description for the chair of each committee of the Board;
(e)    ensuring that processes are in place and are utilized to assess the effectiveness of the Chair or the Board, Executive Chair or the Board and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and
(f)    establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.
4.    Review annually the composition of the Board and its committees.
General
1.    The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.
2.    The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS
1.    At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.
2.    The Chair (or Executive Chair) shall preside at all meetings of the Board, unless the Chair (or Executive Chair) is not present, in which case the Lead Independent Director shall act as chair for purposes of the meeting.

3.    A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.
4.    Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chair may determine.
5.    Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.
6.    The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chair of the meeting.
7.    At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.
8.    Minutes of the Board's meetings will be recorded, maintained and made available to any Board member upon request.
9.    The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on February 13, 2023.

SCHEDULE B
SUMMARY OF SHARE BASED COMPENSATION PLANS
SHARE AWARD INCENTIVE PLAN
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value share award incentive plan ("SAIP") pursuant to which restricted awards, performance awards, share settled performance awards or share settled restricted awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At annual and special meetings of shareholders held on June 1, 2016, May 2, 2019 and April 28, 2022 the shareholders approved the unallocated incentive awards ("ISAs") under the SAIP for additional three-year periods.
Summary of Amendments to the SAIP
On February 23, 2023, the Board approved amendments to the SAIP. These amendments removed reference to performance multipliers in Schedule "A" (as previously attached thereto) to the SAIP, such that the performance multiplier would be as determined by the Board, which cannot be more than 2.
On June 19, 2023, the Board approved additional amendments to the SAIP. Such amendments included, among others: (i) stipulating that the SAIP and all ISAs are subject to any clawback policies of Baytex; (ii) updating Schedule "A" to the SAIP with respect to the special provisions of the SAIP applicable to Grantees subject to Section 280G of the United States Internal Revenue Code; (iii) providing that for Share Settled Restricted Awards, the Payment Date, unless otherwise determined by the HRC Committee, shall be on the first, second and third anniversary of the grant date for each one-third of the Award Value, respectively; and (iv) other amendments of a housekeeping nature.
These amendments were made in accordance with the amendment provision contained in the SAIP, have been approved by the TSX and did not require shareholder approval.
A summary of the SAIP is provided below. Capitalized terms used but not otherwise defined under this heading "Share Award Incentive Plan" have the meanings ascribed to such terms in the SAIP.
Overview
The Board of Directors of Baytex has delegated the authority to administer the SAIP to the HRC Committee.
Under the terms of the SAIP, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom ISAs may be granted ("Grantees"), the number of common shares to be covered by each ISA grant and the allocation between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:
(a)compensation data for comparable benchmark positions among the Peer Comparison Group;
(b)the duties, responsibilities, position and seniority of the Grantee;
(c)the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;
(d)the individual contributions and potential contributions of the Grantee to the success of Baytex;
(e)any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;
(f)the Fair Market Value or current market price of the common shares at the time of such ISA grant; and

(g)such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the SAIP.
Grant Practice
The HRC Committee's practice is to grant awards annually and have them vest and the underlying common shares be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee. HRC Committee did not grant any restricted awards in 2022 or 2023 as they were replaced by incentive awards which are settled in cash only and are not issued pursuant to the SAIP. Each Restricted Awards expires if it has not vested before December 15 of the third year following the year in which it was granted.
Share Settled Restricted Awards
Each Share Settled Restricted Award has the same entitlements as a Restricted Award, except that each Share Settled Restricted Award expires if it has not vested before December 15 of the seventh year following the year in which it was granted, as compared to the third year for a Restricted Award. Differences as to the settlement method are discussed under the heading "Payment of ISAs". The only Share Settled Restricted Awards outstanding are those granted to Mr. Greager in 2022.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the predefined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The applicable Payout Multiplier in respect of this ranking and such achievement of the applicable measures shall be determined by the HRC Committee and shall not be greater than 2 and not less than zero. For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, as applicable.
Share Settled Performance Awards
Each Share Settled Performance Award has the same entitlements as a Performance Award, except that each Share Settled Performance Award expires if it has not vested before December 15 of the seventh year following the year in which it was granted, as compared to the third year following the year in which it was granted for a Performance Award. Differences as to the settlement method are discussed under the heading "Payment of ISAs". The only Share Settled Performance Awards outstanding are those granted to Mr. Greager in 2022.
Dividend Equivalents
The SAIP provides for cumulative adjustments to the number of common shares to be issued pursuant to ISAs on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the SAIP, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the ISA holder and, if so provided, the form in which it shall be provided.
Limitation on Common Shares Reserved
The SAIP provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding ISAs shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on ISAs
The aggregate number of ISAs granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the SAIP to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all ISAs granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If there is a prohibition on trading the securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of an ISA falls within a Blackout Period, then the issue date of such ISA shall be extended to the date that is five business days following the end of such Blackout Period.
Payment of ISAs
On the issue date, Baytex shall have the option of settling any amount payable in respect of a Restricted Award or Performance Award by any of the following methods or by a combination of such methods at Baytex's election:
(a)common shares issued from the treasury of Baytex;
(b)common shares acquired by Baytex on the open market; or
(c)cash in an amount equal to the aggregate Fair Market Value of such common shares that underlie such ISA.
On the issue date, Baytex shall have the option of settling any amount payable in respect of an Share Settled Restricted Award or Share Settled Performance Award by any of the following methods or by a combination of such methods at Baytex's election:
(a)common shares issued from the treasury of Baytex; or
(b)common shares acquired by Baytex on the open market.

Provided that if Baytex and Grantee agree, the Share Settled Restricted Award or Share Settled Performance Award can be settled for cash in an amount equal to the aggregate Fair Market Value of such common shares that underlie such ISAs.
Financial Assistance
The SAIP does not provide for the provision of financial assistance by Baytex in respect of ISAs granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the ISAs will be accelerated such that the common shares to be issued pursuant to such ISAs will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the SAIP, a Change of Control means:
(a)a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or
(b)any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or
(c)Incumbent Directors no longer constituting a majority of the Board; or
(d)the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or
(e)the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or
(f)any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the SAIP.
Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the SAIP, unless otherwise determined by the HRC Committee or unless otherwise provided in an ISA Agreement pertaining to a particular ISA or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:
(a)Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all common shares awarded to such Grantee under any outstanding ISA Agreements shall be accelerated to the Cessation Date. The Payout Multiplier to be applied to any Performance Awards held by the Grantee shall be determined by the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, after taking into consideration the performance of such Grantee and the performance of Baytex since the grant date of such Performance Awards.
(b)Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.
(c)Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.
(d)Retirement - If a Grantee provides six (6) months prior written notice of their retirement and if: (i) they are over fifty-five (55) years old and have provided six to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of ISAs; (ii) they are over sixty (60) years old and have provided more than six years of continuous service, they shall be entitled to retain all of their ISAs, upon ceasing to be a Service Provider; and (iii) they are over fifty-five (55) years old and provided more than 10 years of continuous service, they shall be entitled to retain all of their ISAs. In each case the retiring Service Provider is required to sign a non-competition and non-solicitation agreement with the Corporation.
(e)Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.
(f)Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all ISAs held by such Non-Management Directors shall be accelerated to their Cessation Date.
Expiry
ISAs terminate on the earlier of two years following the commencement of a leave of absence and the date determined by the HRC at the time of grant, provided that such termination date can be no later than December 15th of the third year following the year in which the ISA was granted.
Assignment
Except in the case of death, the right to receive payment pursuant to an ISA granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the SAIP, no assignment, sale, transfer, pledge or charge of a ISA, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such ISA whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such ISA shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The SAIP and any ISAs granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of the Corporation's shareholders ("Shareholders"). Notwithstanding the foregoing, the SAIP or any ISA may not be amended without Shareholder approval to:
(a)increase the percentage of common shares reserved for issuance pursuant to ISAs in excess of the limit currently prescribed in the SAIP;

(b)extend the issue date of any ISAs issued under the SAIP beyond the latest issue date specified in the ISA Agreement (other than as permitted by the terms and conditions of the SAIP);
(c)permit a Grantee to transfer ISAs to a new beneficial holder other than for estate settlement purposes;
(d)change the limitations on the granting of ISAs described above under "Limitations on ISAs"; and
(e)change the amending provision of the SAIP.
In addition, no amendment to the SAIP or any ISAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any ISA previously granted to such Grantee under the SAIP.
INCENTIVE AWARD PLAN
The Board of the Corporation approved the Incentive Award Plan ("IAP") on January 20, 2020. Pursuant to the IAP the Board may grant Incentive Awards ("IAs") to the employees, officers and other service providers of Baytex and its subsidiaries. Non-management directors are not eligible to receive IAs. IAs can only be settled for cash, they cannot be settled for shares.
The Board of Directors of Baytex has delegated the authority to administer the IAP to the HRC Committee. In determining the Service Providers to whom IAs may be granted ("Grantees") and the number of common shares to be covered by each IA grant, the HRC Committee may take into account the same factors as are used in the SAIP.
Upon vesting, each IA entitles the holder to a payment, net of applicable withholding taxes, equal to the number of IAs that are vesting multiplied by the volume weighted average price of the Corporation's common shares ("Common Shares") on the TSX for the 5 trading days preceding the vesting.
With respect to Grant Practice, Dividend Equivalents, Payment Dates (which are equivalent to Issue Dates under the SAIP), Change of Control, Early Termination Events, Expiry and Assignment the IAP has terms which are substantially similar to those in the SAIP which are summarized above. The IAP and any IAs granted may be amended, modified or terminated by the Board at its sole discretion, provided that no amendment to the IAP or any IAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any IA previously granted to such Grantee.
DSU PLAN
The Board of the Corporation approved the Director's Deferred Share Unit Plan ("DSUP") effective as of January 1, 2021. Pursuant to the DSUP the Board may grant Deferred Share Units ("DSUs") to directors who are not also employees of the Corporation.
In 2025 DSUs were granted quarterly. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the director's annual equity retainer by four and then on the date of each grant such amount is divided by the volume weighted average price of the Common Shares on the TSX for the five trading days preceding the grant. The DSUs vest immediately but are not paid out until a director ceases to be a director of Baytex. When a director ceases to serve on the Board for any reason, the director will receive a cash payment, net of applicable withholding taxes, for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director’s termination date. If the director is a Canadian resident, the payment amount will be determined on either the director’s termination date or, at the director’s election, a date of the director’s choosing not later than December 1 of the calendar year following the year in which the director ceased to serve on the Board. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date determined in accordance with the foregoing.

The number of DSUs held by a director is increased each month, based on dividends earned, if any, on those DSUs during the month, on a compounding basis. Directors have no right to receive Common Shares for their DSUs, however, the Board may elect to deliver Common Shares in satisfaction in whole or in part of any payment to be made upon the redemption of DSUs by (i) subject to any required approval of the Exchange and, if required by the policies of the Exchange, the Shareholders of the Corporation, issuing Common Shares from treasury, or (ii) with Common Shares purchased on the market. Directors have the option to elect to receive up to 50% of their annual cash retainers in the form of DSUs.
The DSUP may be amended, modified or terminated by the Board, provided that no amendment to the may be made without the consent of a participant it adversely alters or impairs the rights of such participant in respect of any DSU held by that participant.
CONVERTED RANGER AWARDS
Pursuant to the agreement and plan of merger between Ranger and Baytex dated February 27, 2023, (the "Merger Agreement") each award issued pursuant to Ranger's 2019 Management Incentive Plan (the "Ranger Equity Plan") of: (i) restricted stock units subject to time-based vesting (the "Ranger TRSU Awards"), other than any Ranger TRSU Awards held by Ranger's non-employee directors, and (ii) restricted stock units subject to performance-based vesting (the "Ranger PBRSU Awards"), in each case, that was outstanding immediately prior to the effective time of the merger, was converted into time-vested awards with respect to the Common Shares (the "Converted Baytex TRSU Awards"), with the quantity outstanding adjusted in accordance with the Merger Agreement.
In connection with Baytex's acquisition of Ranger, shareholders of Baytex approved the issuance of up to 11,609,754 common shares in connection with the conversion of the Ranger convertible awards pursuant to the Merger Agreement.
Converted Baytex TRSU Awards continue to be subject to the terms and conditions of the Ranger Equity Plan. Each Converted Baytex TRSU Award in respect of Ranger TRSU Awards remains subject to the same vesting schedule and Converted Baytex TRSU Awards in respect of Ranger PBRSU Awards were converted based on the number of shares payable upon maximum performance and remain subject to the same time-vesting schedule.
Notwithstanding the foregoing, upon (i) an involuntary termination of employment or service by Baytex or any of its subsidiaries without "Cause" (as defined in the Ranger Equity Plan) or (ii) solely with respect to a Converted Baytex TRSU Award that was converted from a Ranger TRSU Award or Ranger PBRSU Award that had such a provision in the award agreement pursuant to which such Ranger TRSU Award or and Ranger PBRSU Award was granted, a resignation by the holder for "Good Reason" (as defined in such applicable award agreement), in each case, that occurs on or within twelve months following the effective date of Baytex's acquisition of Ranger, such awards will immediately vest in full as of such termination date.
Additionally, the Ranger Equity Plan contains customary provisions with respect to the forfeiture of awards granted thereunder, which are specified in the applicable award agreement and shall include, but not be limited to, termination for Cause, violation of material Company policies or breach of non-competition, confidentiality or other restrictive covenants that may apply to the participant.
Any dividend equivalents that have been accrued with respect to Converted Baytex TRSU Awards will become payable ratably if and when such Converted Baytex TRSU Award vests. In accordance with the Ranger Equity Plan and the Merger Agreement, the term and vesting requirements for Converted Baytex TRSU Awards shall be determined in accordance with the applicable award agreement and may require the payment by the participant of a specified purchase price.
Following the acquisition of Ranger, no new grants have been or will be made under the Ranger Equity Plan. Grants under the plan were made to eligible persons, being employees, directors or consults of Ranger, its subsidiaries and/or predecessor. Converted Baytex TRSU Awards may be settled by the delivery of Common Shares, their cash equivalent, or in any other form of consideration, as determined by HRC Committee and as contained in the applicable award agreement. Generally, the Converted Baytex TRSU Awards are not transferable, other than by will or the laws of descent or distribution, or as otherwise permitted by the HRC Committee in limited circumstances.
The Board has delegated the authority to administer the Ranger Equity Plan to the HRC Committee. None of the directors of Baytex or any of the NEOs hold any awards under the Ranger Equity Plan.
The Board may from time to time amend, modify, suspend or terminate the Ranger Equity Plan or any award or award agreement thereunder, provided that no amendment, modification or suspension shall materially and adversely affect any award granted without the consent of the participant or the permitted transferee of the award.

SCHEDULE C
ADVISORY STATEMENTS
Forward Looking Statements
Certain statements in this information circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.

Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; that we have established a premier platform built for disciplined, long-term value creation; that going forward we will remain focused on technical leadership and disciplined capital allocation; our belief that we have the right leader to drive our business forward; matters related to corporate governance, including with respect to diversity and our board gender diversity target; our plans with respect to our annual meeting of shareholders; the director orientation process we follow when new directors join the Board; plans and objectives with respect to our compensation programs; and that we carry our active shareholder engagement.

These forward-looking statements are based on certain key assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; oil and natural gas prices and differentials between light, medium and heavy crude oil prices; well production rates and reserve volumes; success obtained in drilling new wells; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; operating costs; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; our ability to market oil and natural gas successfully; that we will have sufficient financial resources in the future to provide shareholder returns; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and Baytex, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the risk of an extended period of low oil and natural gas prices (including as a result of tariffs); risks associated with our ability to develop our properties and add reserves; that we may not achieve the expected benefits of acquisitions and we may sell assets below their carrying value; the availability and cost of capital or borrowing; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; the impact of an energy transition on demand for petroleum productions; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; risks associated with large projects; risks associated with higher a higher concentration of activity and tighter drilling spacing; costs to develop and operate our properties; risks associated with achieving our total debt target, production guidance, exploration and development expenditures guidance; the amount of free cash flow we expect to generate; risk that the board of directors determines to allocate capital other than as set forth herein; current or future controls, legislation or regulations; restrictions on or access to water or other fluids; public perception and its influence on the regulatory regime; new regulations on hydraulic fracturing; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; additional risks associated with our thermal heavy crude oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; adverse results of litigation; that our Credit Facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with expansion into new activities; the impact of Indigenous claims; risks of counterparty default; impact of geopolitical risk and conflicts; loss of foreign private issuer status; conflicts of interest between the Company and its directors and officers; variability of share buybacks and dividends; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this information circular should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed above and in our Annual Information Form, Annual Report on Form 40-F and Annual 2025 MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Oil and Gas Advisories
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Finding and Development ("F&D") costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.

For additional information on 2P Recycle Ratio see "Specified Financial Measures" below.
In this information circular we refer to production on an aggregated boe basis. The following tables show Baytex’s applicable disaggregated production volumes for the year ended December 31, 2025. The NI 51-101 product types included are as follows: “Heavy Crude Oil” - heavy crude oil and bitumen, “Light and Medium Crude Oil” - light and medium crude oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.
Annual production for the year ended December 31, 2025

	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Canada	42,775	11,897	3,524	43,988	65,528
United States	—	48,971	15,491	90,528	79,551
Total	42,775	60,868	19,015	134,516	145,079
Specified Financial Measures
Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.
In this information circular, we refer to certain specified financial measures (such as operating netback, free cash flow, 2P recycle ratio, net debt, and certain expenditures per boe) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers.
For additional information on each of operating netback, free cash flow, net debt and certain expenditures per boe, including a reconciliation to the most directly comparable IFRS measure (as applicable), refer to the “Specified Financial Measures” section of the Annual 2025 MD&A for the period ended December 31, 2025, which section is incorporated herein by reference, and is available on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.
Non-GAAP Financial Ratios
2P Recycle Ratio
2P Recycle Ratio is used to measure the efficiency of our capital program by comparing cashflows generated to the cost of adding reserves. Three-year 2P recycle ratio is calculated as the average annual 2P Recycle Ratio which is calculated as operating Netback divided by F&D costs for our proved plus probable reserves each year. Operating netback is a non-GAAP measure and F&D costs are a supplementary financial measure calculated as exploration and development expenditures divided by reserves additions from exploration and development activity.
Other Advisories
Dividend Advisory
Future dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the common shares (including the actual amount, the declaration date, the record date and the payment date) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, Baytex’s business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law.
Share Buyback Advisory
The future acquisition by Baytex of its shares pursuant to a share buyback program, if any, and the level thereof is uncertain. Any decision to acquire shares of Baytex will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions, satisfaction of the solvency tests imposed on Baytex under applicable corporate law and receipt of regulatory approvals. There can be no assurance that Baytex will buyback any shares of Baytex in the future.

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PROXY SOLICITATION AGENT

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